Exhibit 99.2

LIFEZONE METALS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS

for the three and six months ended June 30, 2024

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

for the three and six months ended June 30, 2024, and June 30, 2023

		Three months ended		Six months ended
		June 30		June 30
	Note	2024	2023	2024	2023
		$	$	$	$
Revenue	5	8,261	11,061	49,650	506,748
(Including related party revenues of $Nil and $Nil, $Nil and $495,048 for the three months end and six months ended June 30, 2024, and 2023, respectively)
Cost of sales		(1,308)	-	(12,252)	-
Gross profit		6,953	11,061	37,398	506,748

Loss (gain) on foreign exchange	9	107,265	5,660	(60,475)	86,547
General and administrative expenses	9	(5,490,832)	(5,780,632)	(9,559,603)	(13,412,649)
Operating loss		(5,376,614)	(5,763,911)	(9,582,680)	(12,819,354)
Interest income	6	904,429	139,606	1,361,638	269,800
Fair value loss on embedded derivatives	19	(356,000)	-	(356,000)	-
Interest expense	7	(2,268,204)	(43,670)	(2,364,345)	(91,668)
Loss before tax		(7,096,389)	(5,667,975)	(10,941,387)	(12,641,222)
Income tax		-	-	-	-
Loss for the financial period		(7,096,389)	(5,667,975)	(10,941,387)	(12,641,222)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange loss on translation of foreign operations		(87,495)	(1,976)	(21,873)	(84,291)
Total other comprehensive loss for the period		(87,495)	(1,976)	(21,873)	(84,291)

Total other comprehensive loss for the period		(7,183,884)	(5,669,951)	(10,963,260)	(12,725,513)
Net loss for the period:
Attributable to ordinary shareholders of the company		(6,750,125)	(4,367,422)	(10,699,490)	(10,403,600)
Attributable to non-controlling interests		(346,264)	(1,300,553)	(241,897)	(2,237,622)
		(7,096,389)	(5,667,975)	(10,941,387)	(12,641,222)
Total comprehensive loss:
Attributable to ordinary shareholders of the company		(6,837,620)	(4,369,398)	(10,721,363)	(10,487,891)
Attributable to non-controlling interests		(346,264)	(1,300,553)	(241,897)	(2,237,622)
		(7,183,884)	(5,669,951)	(10,963,260)	(12,725,513)
Net loss per share:
Basic & diluted net loss per ordinary share	23	(0.09)	(0.07)	(0.14)	(0.18)

/s/ Ingo Hofmaier

Ingo Hofmaier Chief Financial Officer

Date: August 19, 2024

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

as of June 30, 2024, and December 31, 2023

	Note	June 30, 2024	December 31, 2023
		$	$
Assets
Non-current assets
Goodwill	14	9,020,813	9,020,813
Exploration and evaluation assets and mining data	16	97,678,667	69,810,603
Patents	15	643,694	615,103
Other intangible assets	15	252,302	299,101
Property and equipment	13	5,352,576	6,000,357
Right-of-use assets	13	1,456,928	1,693,512
		114,404,980	87,439,489
Current assets
Inventories	11	281,434	100,780
Trade and other receivables	12	2,637,811	3,822,214
Related party receivables	21	562,330	1,508,243
Cash and cash equivalents	10	63,492,965	49,391,627
		66,974,540	54,822,864
Total assets		181,379,520	142,262,353

Liabilities and equity

Equity
Share capital	22	7,829	7,828
Share premium	22	178,718,812	178,686,328
Shared based payment reserve	22	265,558,785	265,558,785
Warrant reserves	22	15,017,257	15,017,257
Other reserves	22	(5,314,302)	(6,814,302)
Foreign currency translation reserve	22	56,060	77,933
Redemption reserve	22	280,808	280,808
Accumulated deficit	22	(418,864,652)	(408,165,162)
Total Shareholders’ equity		35,460,597	44,649,475
Non-controlling interests	22	83,422,155	83,664,052
Total equity		118,882,752	128,313,527

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

as of June 30, 2024, and December 31, 2023

	Note	June 30, 2024	December 31, 2023
		$	$
Non-current liabilities
Lease liabilities	18	926,588	1,185,145
		926,588	1,185,145
Current liabilities
Lease liabilities	18	656,935	602,557
Trade and other payables	17	6,608,378	8,335,464
Convertible debentures and embedded derivatives	19	50,409,506	-
Deferred consideration liability	20	3,851,611	3,693,612
Related party payables	21	43,750	132,048
		61,570,180	12,763,681

Total liabilities		62,496,768	13,948,826

Total equity and liabilities		181,379,520	142,262,353

/s/ Ingo Hofmaier

Ingo Hofmaier

Chief Financial Officer

Date: August 19, 2024

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2024, and June 30, 2023

	Note	Share Capital	Share Premium	Shared Based Payment Reserve	Warrant Reserves	Other Reserves	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Non- controlling Interest	Total equity
At January 1, 2023		3,101	25,436,656	25,483,348	-	(15,495,254)	115,864	280,808	(44,290,602)	(8,466,079)	84,452,884	75,986,805

Total loss for the interim financial period		-	-	-	-	-	-	-	(10,403,600)	(10,403,600)	(2,237,622)	(12,641,222)
Total other comprehensive income for the interim financial period		-	-	-	-	-	(84,291)	-	-	(84,291)	-	(84,291)
At June 30, 2023		3,101	25,436,656	25,483,348	-	(15,495,254)	31,573	280,808	(54,694,202)	(18,953,970)	82,215,262	63,261,292

At January 1, 2024		7,828	178,686,328	265,558,785	15,017,257	(6,814,302)	77,933	280,808	(408,165,162)	(44,649,475)	83,664,052	128,313,527

Transactions with shareholders
Issuance of ordinary shares		1	32,484	-	-	-	-	-	-	32,485	-	32,485
Glencore contribution in US Recycling LLC		-	-	-	-	1,500,000	-	-	-	1,500,000	-	1,500,000
Total transactions with shareholders		1	32,484	-	-	1,500,000	-	-	-	1,532,485	-	1,532,485
Total loss for the interim financial period		-	-	-	-	-	-	-	(10,699,490)	(10,699,490)	(241,897)	(10,941,387)
Total other comprehensive income for the interim financial period		-	-	-	-	-	(21,873)	-	-	(21,873)	-	(21,873)
At June 30, 2024	22	7,829	178,718,812	265,558,785	15,017,257	(5,314,302)	56,060	280,808	(418,864,652)	35,460,597	83,422,155	118,882,752

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS

for the six months ended June 30, 2024, and June 30, 2023

		June 30,	June 30,
	Note	2024	2023
		$	$
Cash flows from operating activities
Consolidated loss for period		(10,963,260)	(12,725,513)
Adjustments for:
Share-based compensation expense	22	32,454	-
Interest income	6	(1,361,638)	(269,800)
Amortization of intangibles	15	90,248	38,301
Foreign exchange (gain) loss		42,011	(86,547)
Loss of disposal on property and equipment		3,377	-
Impairment for VAT receivable	9	839,758	-
Fair value loss on embedded derivatives	19	356,000	-
Interest expense	7	2,364,345	91,668
Depreciation of property and equipment and right-of-use assets	13	835,514	169,721
Operating loss before working capital changes		(7,761,191)	(12,782,170)
Changes in trade and other receivables		(810,622)	(1,072,573)
Changes in related party receivables	21	945,913	(1,374,175)
Changes in inventories		(180,654)	(17,206)
Changes in other current assets		655,739	(2,202,145)
Changes in prepaid mining license		499,555	499,903
Changes in related party payables	21	(88,298)	-
Changes in trade and other payables	15	(1,597,354)	10,892,071
Net cash used in operating activities		(8,336,912)	(6,056,295)
Cash flows from investing activities
Interest received from bank	6	1,361,638	262,959
Patent costs incurred	15	(72,039)	(49,047)
Expenditure on property and equipment	13	(82,674)	(253,505)
Expenditure on other intangible assets	15	-	-
Investment in exploration and evaluation assets	16	(27,957,059)	(17,465,815)
Net cash used in investing activities		(26,750,135)	(17,505,408)
Cash flows from financing activities
Issue of share capital	22	1	-
Proceeds from loans and borrowings, net of transaction cost	19	49,250,000	-
Payment of debenture interest	19	(1,203,515)	-
Payment of lease liabilities	18	(316,090)	(62,775)
Proceeds from receipt of subscription receivable, net of costs	22	1,500,000	47,500,000
Net cash provided by (used in) financing activities		49,230,395	(47,437,225)
Net increase in cash and cash equivalents		14,143,349	23,875,522
Cash and cash equivalents
Effect of exchange rate changes in cash		(42,011)	-
Beginning of period		49,391,627	20,535,210
End of period		63,492,965	44,410,732

See accompanying notes to Unaudited Condensed Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

1. Corporate and Group information

1.1. General information

Lifezone Metals Limited (the Company, individually and together with its controlled subsidiaries “Lifezone”) is a limited company incorporated and domiciled in the Isle of Man, whose shares have publicly traded on the New York Stock Exchange (“NYSE”) since July 6, 2023, under the trading symbol LZM. Lifezone’s warrants trade on the NYSE under the symbol LZMW.

The Company’s registered office is located at Commerce House, 1 Bowring Road, Ramsey, IM8 2LQ, Isle of Man.

The Unaudited Condensed Consolidated Interim Financial Statements of Lifezone for the six months ended June 30, 2024, were authorized for release in accordance with a resolution of the Directors of Lifezone on August 17, 2024.

1.2. Business overview

Lifezone aims to provide cleaner metals solutions for the global supply chain through the development, patenting, and licensing of its hydrometallurgical processing technology (“Hydromet Technology”), which has applicability to the extractive metallurgy, minerals, and metals recycling industries.

Lifezone’s primary metals asset is the Kabanga Nickel Project in Tanzania, believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits.

Lifezone’s management has technical expertise in hydrometallurgical refining, a track record of building and operating mines and commercial capabilities to finance projects of this scale.

1.3. Hydromet Technology overview

Lifezone’s Hydromet Technology is amenable to processing and refining metals from sulfide minerals containing nickel, copper, cobalt, platinum, palladium, rhodium and gold. As of June 30, 2024, Lifezone has 6 active patent families comprising 162 granted patents in a total of 67 countries. Within the same patent families, Lifezone has an additional 102 patent applications pending across multiple countries.

Compared to traditional pyrometallurgical smelting and refining technologies, Lifezone’s Hydromet Technology is expected to produce less carbon dioxide emissions per ton of metal produced with zero sulfur dioxide emissions, be more capital and operating cost efficient, have faster processing times and enable fully traceable refined LME-grade metals to enable enhanced supply chain transparency.

On July 18, 2023, Lifezone acquired The Simulus Group (“Simulus”), a leading hydrometallurgical laboratory and engineering company located in Perth, Australia. Prior to the acquisition, Simulus generated revenue by providing external hydrometallurgical test work and engineering services to a broad range of clients in the mining industry, including Lifezone. As of June 30, 2024, the primary activity at the Simulus laboratory has been the construction and operation of two Hydromet pilot plants at its premises in Perth, that will substantiate the applicability of Lifezone’s Hydromet Technology for its two core commercial projects, the Kabanga Nickel Project and the recycling of platinum, palladium and rhodium (together, “platinum group metals” or “PGMs”) from salvaged automotive catalytic converters.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

1. Corporate and Group information (continued)

1.3. Hydromet Technology overview (continued)

Lifezone is focused on commercializing its Hydromet Technology across the metals and mining industry. Research and development are continuous alongside the broadening of Lifezone’s intellectual property portfolio through applications for additional patents to be applied to new opportunities in other metal groups and deposit types. Lifezone seeks to ensure that its Hydromet Technology remains protected through patent applications. In addition, Simulus is expected to have capacity in the future to provide revenue-generating bespoke test work and engineering services for external clients.

1.4. Kabanga Nickel Project

Lifezone’s primary metals asset is the Kabanga deposit in north-west Tanzania. Approximately 340 kilometers from Kabanga, a refinery is anticipated to be constructed that will utilize Lifezone’s Hydromet Technology to unlock a new source of fully traceable LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. The refinery is expected to be located at a brownfield site in Kahama with existing infrastructure, a trained workforce and nearby rail, roads and airstrip. The results of the ongoing study work for the Kabanga Nickel Project are expected to be completed in Q3 2024.

In October 2021, the government of Tanzania issued the Special Mining License (“SML”) over the Kabanga deposit area, and in March 2024, a Refining License was issued at the proposed refinery location in Kahama. The Government of Tanzania is a 16% shareholder in the Kabanga Nickel Project with a non-dilutable interest via its holding in Tembo Nickel Corporation Limited (“TNCL”). The remaining 84% in TNCL is owned by Kabanga Nickel Limited (“KNL”), whose shareholders are Lifezone (83.0%) and BHP Billiton (UK) DDS Ltd (“BHP”) (17.0%) – the largest mining company in the world by market capitalization.

In December 2021, BHP invested $40.0 million into KNL in return for an 8.9% shareholding and $10.0 million into Lifezone Limited. In October 2022, BHP invested an additional $50.0 million into KNL increasing its stake to 17.0% and concurrently signed an investment option agreement to take its stake in KNL to 60.7% pending delivery of the Kabanga Nickel Project definitive feasibility study (“DFS”) and other conditions. BHP holds approximately 1.2 million shares in Lifezone representing a 1.5% shareholding.

Lifezone is engaged in commercial discussions with global customers to monetize its portion of marketing rights with an offtake transaction. The end users of finished products from Kabanga are expected to be involved in the supply chain of battery electric vehicles that will support the global energy transition towards decarbonization.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

1. Corporate and Group information (continued)

1.5. Platinum, palladium and rhodium recycling project in the United States

Lifezone’s Hydromet Technology intellectual property was initially conceived from test work on PGM mineral concentrates, and it’s the first test work and scoping study was undertaken in 2014 to demonstrate the successful recovery of PGMs from spent automotive catalytic converters (“autocats”). Today, over 20% of global PGM supply is derived from the secondary autocat recycling market.

Recycling is expected to play an important role as an alternative supply of critical metals. However, current recycling practices, involving conventional smelting and refining, compound the carbon dioxide emissions intensity of metal units. Through the application of its Hydromet Technology, Lifezone intends to break this energy-intensive and pollutive recycling chain by providing a cleaner, lower-emissions and responsibly sourced recycling solution.

Through Lifezone’s partnership with Glencore, a major and diversified participant in global commodities, the Company is evaluating the design and construction of a commercial-scale Hydromet PGM recycling facility in the United States to recycle PGMs from autocat material.

In January 2024, Lifezone and Glencore each funded $1.5 million into a newly established US Lifezone group entity with proceeds designated towards the pilot program and the completion of a feasibility study currently underway at Simulus. The results are expected to demonstrate the effectiveness of Lifezone’s Hydromet Technology to recover and refine PGMs from autocats and will form the basis of Glencore and Lifezone’s final investment decision to construct the first Hydromet PGM recycling facility in the US. The feasibility study is expected to be completed in Q4 2024. Following its initial $1.5 million investment, Glencore holds a 6% interest in the Project.

2. Significant transactions

This section provides additional information which will outline how changes in the Lifezone group structure have impacted the financial position and performance of Lifezone as a whole, and the events that have occurred in the last two years impacting the financial position and performance of the periods presented in this report.

2.1. BHP investments

On December 24, 2021, KNL entered into a $40.0 million convertible loan agreement with BHP and Lifezone Limited under the Lifezone Subscription Agreement in relation to the Kabanga Nickel Project. Following the conversion of convertible loans on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within non-controlling interest. On October 14, 2022, BHP ns, BHP’s interest in KNL increased from 8.9% to 17.0%, effective February 15, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

2. Significant transactions (continued)

2.2. SPAC Transaction

On December 13, 2022, Lifezone and GoGreen Investments Corporation (“GoGreen”), an exempted special purchase acquisition company (“SPAC”) incorporated under the laws of the Cayman Islands and formerly listed on the NYSE, entered into a business combination agreement (“BCA”) with GoGreen Sponsor 1 LP, a Delaware limited partnership (the “Sponsor”), Aqua Merger Sub, a Cayman Islands exempted company (the “Merger Sub”), and Lifezone Holdings.

Lifezone Holdings Limited (“Lifezone Holdings”) was formed as a holding company for Lifezone Limited and acquired 100% of the equity interest (including outstanding options and restricted stock units) in Lifezone Limited on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to Lifezone Limited shareholders at the time (following a 1:200 split of shares of Lifezone Limited) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of KNL, other than Lifezone Limited and BHP, exchanged their shares of KNL for shares of Lifezone Holdings on a 1:1 basis (the “Flip-Up”). The KNL options were also exchanged for options in Lifezone Holdings on a 1:1 basis as part of the Flip-Up.

The Company, Lifezone Holdings and GoGreen consummated the SPAC Transaction pursuant to the BCA on July 6, 2023 (the “Closing” and the “Closing Date” respectively). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023, together with all other proposals put to GoGreen shareholders. As a result of the SPAC Transaction, the Merger Sub, as the surviving entity after the SPAC Transaction, and Lifezone Holdings each became wholly owned subsidiaries of the Company. Lifezone is considered the accounting acquirer, as Lifezone shareholders hold the majority of shares in the combined entity following the acquisition. Lifezone’s key management personnel continues to direct the combined business and Lifezone set the direction of the board composition.

The SPAC Transaction was accounted for as a capital reorganization (“Reorganization”). Under this method of accounting, GoGreen was treated as the “acquired” company for financial reporting purposes, with Lifezone being the accounting acquirer and accounting predecessor. Accordingly, the Reorganization was treated as the equivalent of the Company issuing shares at Closing of the Reorganization for the net assets of GoGreen, accompanied by a recapitalization via a Private Investment in Public Equity (“PIPE”) transaction. The Reorganization, which was not within the scope of IFRS 3 since GoGreen did not meet the definition of a business in accordance with IFRS 3, was accounted for within the scope of IFRS 2. In accordance with IFRS 2, Lifezone recorded a one-time non-cash expense of $76.9 million recognized as a SPAC transaction expense, based on the excess of the fair value of Lifezone shares issued at a value of $10 per share over the fair value of GoGreen’s identifiable net assets acquired.

The BCA was signed concurrent to the closing of the PIPE transaction, which raised $70.2 million of gross proceeds.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

2. Significant transactions (continued)

2.2. SPAC Transaction (continued)

Cash inflows from the SPAC transaction amounted to $16.5 million GoGreen cash (post redemptions, but before paying all existing GoGreen liabilities), along with $70.2 million gross proceeds from the PIPE transaction consummated substantially simultaneously resulting in $86.6 million gross proceeds for Lifezone before listing and equity issuance costs.

Prior to the Closing, the SPAC incurred 94.47% of redemptions from public shareholders following a redemption vote deadline of June 27, 2023, leaving 1,527,554 residual shares in trust. At the Closing, Lifezone acquired GoGreen and former GoGreen shareholders received the number of Lifezone shares and warrants equal to their former holdings of GoGreen shares and warrants. The outstanding warrants formerly associated with GoGreen will therefore be recognized in Lifezone future reported financial position.

Following the Closing, Lifezone shareholders comprised all prior shareholders of Lifezone Holdings, prior shareholders of GoGreen (including its public shareholders post-redemptions and Sponsor shareholders) plus all PIPE investors resulting in Lifezone having a total of 77,693,602 shares issued and outstanding.

Pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional Lifezone shares if the daily volume-weighted average price of Lifezone shares equals or exceeds (i) $14.00 per share for any 20 trading days within a 30-trading day period (“Trigger Event 1”) and (ii) $16.00 for any 20 trading days within a 30-trading day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events. Further information on the accounting earnouts is provided in Note 22.

Lifezone’s Form F-1 registration statement became effective on September 29, 2023, registering the resale of certain Lifezone Metals shares and (private) warrants owned by certain previous Lifezone Holdings shareholders, the Sponsor shareholders (including its limited partners), PIPE investors and the sellers of the Simulus business. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applied to (i) 5,133,600 Lifezone shares, and 667,500 warrants received by the Sponsor shareholders and (ii) the Lifezone shares received by the previous Lifezone Holdings shareholders who owned 1.5% or more of the outstanding Lifezone Holdings shares prior to the Closing Date, in each case, subject to certain exceptions. 1,335,000 Lifezone Metals shares received by the Sponsor shareholders were subject to a 60-day lock-up from the Closing Date.

2.3. Simulus acquisition

On March 3, 2023, Lifezone Asia-Pacific Pty Ltd, a wholly owned subsidiary of Lifezone, signed a share sale agreement with the owners of The Simulus Group, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.

The transaction formally closed on July 18, 2023, for a total consideration of $14.5 million comprising a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in Lifezone.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

2. Significant transactions (continued)

2.4. Platinum, palladium and rhodium recycling project in the United States

On January 10, 2024, Lifezone signed a subscription agreement and completion of funding for Phase 1 of partnership with a wholly owned subsidiary of Glencore plc (LSE: GLEN) for a PGM recycling project which will utilize Lifezone’s Hydromet Technology.

Phase 1 of the project implementation is already underway and involves a confirmatory pilot program and feasibility study at Simulus in Perth, Australia. Following successful completion of Phase 1, Phase 2 will involve the Company and Glencore jointly funding the capital expenditures required to construct a commercial-scale PGM recycling facility in the United States.

The signing of the Subscription Agreement, along with the completion of Phase 1 funding, means the estimated $3.0 million required for the confirmatory pilot project cost has now been finalized. The Company and Glencore have contributed $1.5 million each to the project. Phase 1 is expected to be completed in Q4 2024.

2.5. Issuance of unsecured convertible debentures

On March 27, 2024, Lifezone completed a $50.0 million non-brokered private placement of unsecured convertible debentures. These debentures have been issued to a consortium of marquee mining investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule.

Further information on the accounting of the convertible debenture transaction is provided in Note 19.

3. Basis of preparation, significant accounting policies and estimates

3.1. Basis of preparation

Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2024, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars (“USD” or “$”).

These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s Audited Consolidated Financial Statements contained on its Form 20-F for the year ended December 31, 2023, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These Unaudited Condensed Consolidated Interim Financial Statements incorporate the financial statements of the Company and its controlled subsidiaries as of June 30, 2024. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

The information furnished herein reflects all normal recurring entries, that are in the opinion of management, necessary for a fair statement of the results for the interim periods reported.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.1. Basis of preparation (continued)

Operating results for the six-month period ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis unless otherwise stated.

3.2. Going concern

The management of Lifezone has assessed the going concern assumptions of Lifezone during the preparation of these Unaudited Condensed Consolidated Interim Financial Statements. As of June 30, 2024, Lifezone had consolidated cash and cash equivalents of $63.5 million, an increase of $14.1 million from $49.4 million as of December 31, 2023. The increase reflects gross proceeds received from the $50.0 million non-brokered unsecured convertible debentures, $1.5 million proceeds received from Glencore relating to the partnership to recycle platinum, palladium and rhodium in the United States, offset by cash usage of $35.1 million during the period.

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis which contemplates the continuity of normal business activities, the realization of assets and discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study and research and development activities in discrete tranches. Based on Lifezone’s current and anticipated liquidity and funding requirements, Lifezone will need additional capital in the future to fund its operations and project developments. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.

Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, exploration and evaluation cost and capital costs in relation to the Kabanga Nickel Project, and the demand and prices for the minerals we envision extracting in our metals extraction business and as well as for Lifezone’s working capital requirements.

To enhance our liquidity position and increase our cash reserve for existing operations and future investments, we continue to explore arrangements with potential customers for the offtake of the metals that we expect to produce in the future from the Kabanga Nickel Project, and we may in the future seek equity, mezzanine, alternative or debt financing. Additionally, we may receive the proceeds from any exercise of any warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price of $11.50 per share in cash.

We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Lifezone ordinary shares. On August 16, 2024, the market price for our Lifezone ordinary shares was $6.65. When the market price for our Lifezone ordinary shares is less than $11.50 per share (i.e., the warrants are “out of the money”), we believe warrant holders will be unlikely to exercise their warrants. If all the warrants are exercised, an additional 14,391,141 Lifezone ordinary shares would be outstanding.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.2. Going concern (continued)

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project until such time as the Lifezone becomes self-financing from the commercial production of metals and minerals and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate the reduction of costs and aim for smaller, more targeted capital raises.

3.3. Accounting pronouncements

The accounting policies adopted in the preparation of the Unaudited Condensed Consolidated Interim Financial Statements are consistent with those followed in the preparation of the annual consolidated financial statements of the Company for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024.

Lifezone has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2024, but do not have an impact on Unaudited Condensed Consolidated Interim Financial Statements of the Company, as follows:

●	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 Leases.

●	Classification of liabilities as Current or Non-Current and Non-current Liabilities with Covenants – Amendments to IAS 1 Presentation of Financial Statements.

●	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance Arrangements.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New IFRS, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Lifezone’s financial statements.

3.4. Basis of consolidation

Consolidation of a subsidiary begins when Lifezone obtains control over the subsidiary and ceases when Lifezone loses control of the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company as the parent entity of Lifezone and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Lifezone’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of Lifezone are eliminated on full consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Lifezone loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment remains recognized at fair value.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.4. Basis of consolidation (continued)

Lifezone attributes total comprehensive income or loss of subsidiaries between the owners of the Company as the parent entity and the non-controlling interests based on their respective ownership interests.

The Unaudited Condenses Consolidated Interim Financial Statements comprise the financial statements as of June 30, 2024, of the following 19 subsidiaries.

			Principal	Percentage (%)
	Principal	Country of	place of	Ownership	NCI	Ownership	NCI
Name of subsidiary	activities	incorporation	Business	2024	2024	2023	2023
Aqua Merger Sub (dissolved April 8, 2024)	Holding company	Cayman Islands	Cayman Islands	100.0%	0.0%	100.0%	0.0%
Lifezone Holdings Limited	Holding company	Isle of Man	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone Limited	Holding company	Isle of Man	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone US Holdings Limited	Holding company	United Kingdom	United Kingdom	100.0%	0.0%	100.0%	0.0%
Lifezone Holdings US, LLC	Holding company	United State of America	United State of America	100.0%	0.0%	100.0%	0.0%
Lifezone Services US, LLC	Service company	United State of America	United State of America	100.0%	0.0%	100.0%	0.0%
Lifezone Recycling US, LLC	Recycling	United State of America	United State of America	94.0%	6.0%	100.0%	0.0%
LZ Services Limited	Service company	United Kingdom	United Kingdom	100.0%	0.0%	100.0%	0.0%
Kabanga Holdings Limited	Holding company	Cayman Islands	Cayman Islands	83.0%	17.0%	83.0%	17.0%
Kabanga Nickel Company Limited	Holding company	Tanzania	Tanzania	83.0%	17.0%	83.0%	17.0%
Kabanga Nickel Limited	Holding company	United Kingdom	United Kingdom	83.0%	17.0%	83.0%	17.0%
Kagera Mining Company Limited	Mining	Tanzania	Tanzania	83.0%	17.0%	83.0%	17.0%
Lifezone Asia-Pacific Pty Ltd	Service company	Australia	Australia	100.0%	0.0%	100.0%	0.0%
The Simulus Group Pty Limited	Holding company	Australia	Australia	100.0%	0.0%	100.0%	0.0%
Simulus Pty Limited	Laboratory and Engineering	Australia	Australia	100.0%	0.0%	100.0%	0.0%
Romanex International Limited	Holding company	Canada	Canada	83.0%	17.0%	83.0%	17.0%
Tembo Nickel Corporation Limited	Mining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%
Tembo Nickel Mining Company Limited	Mining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%
Tembo Nickel Refining Company Limited	Refining	Tanzania	Tanzania	69.7%	30.3%	69.7%	30.3%

Lifezone Holdings US, LLC, Lifezone US Holdings LLC and Lifezone Recycling US, LLC were incorporated on September 15, 2023, in the state of Delaware, USA. Lifezone US Holdings Limited was incorporated on September 12, 2023, in England and Wales. Excluding Lifezone Recycling US, LLC and Lifezone Services US, LLC, investments in these other entities as of June 30, 2023, reflect the nominal share value.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.5. Foreign Private Issuer status

Given the Company is incorporated in the Isle of Man, it is considered a Foreign Private Issuer (“FPI”) under the securities laws of the U.S. and the rules of the NYSE.

In our capacity as an FPI, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE.

FPIs may prepare their financial statements using US GAAP; or IFRS pursuant to Regulation S-X Rule 4-01(a)(2). In the case of FPIs that use the English-language version of IFRS as issued by the International Accounting Standards Board, or IASB IFRS, no reconciliation to US GAAP is needed.

We may take advantage of these exemptions until such time as we are no longer an FPI. We are required to determine our status as an FPI on an annual basis at the end of each second fiscal quarter.

We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies:

1.	the majority of our executive officers or directors are United States citizens or residents.

2.	more than 50% of our assets are located in the United States; or

3.	our business is administered principally in the United States.

If we lose our FPI status we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs.

FPI status requires implementing procedures and processes to address public company regulatory requirements and customary practices. Management expects to incur additional annual expenses as a public company.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.6. Emerging Growth Company status

We are an Emerging Growth Company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. This includes, but is not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act” or “SOX”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will continue to qualify as an EGC until the earliest to occur of:

1.	the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC or more;

2.	the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act;

3.	the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

4.	the date on which we are deemed to be a “Large Accelerated Filer”, as defined in Exchange Act Rule 12b-2. Lifezone would become a Large Accelerated Filer if Lifezone has a public float of greater than $700.0 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company.

5.	Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s report on ICFR under Section 404(b) of the Sarbanes-Oxley Act. An EGC still has to perform management’s assessment of internal control over financial reporting (SOX 404(a)) and the disclosure requirement of Item 308(a) of Regulation S-K). As Lifezone is a newly public company, a SOX phase-in exception applies whereby the management report is not required until the second annual report.

On September 21, 2023, Lifezone engaged Mazars LLP, a specialist SOX compliance knowledge and internal controls expert to support the implementation of SOX compliance requirements to assist Lifezone to be SOX compliant by December 31, 2024.

We expect to continue to be an EGC for the foreseeable future.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

3. Basis of preparation, significant accounting policies and estimates (continued)

3.7. Functional and reporting currency

These Unaudited Condensed Consolidated Interim Financial Statements are presented in USD, which is Lifezone’s functional currency, and all values are rounded to the nearest USD, except where otherwise indicated. The functional currency is the currency of the primary economic environment in which the entity operates. Accordingly, Lifezone measures its financial results and financial position in USD, expressed as $ in this document.

Lifezone incurs transactions mainly in USD, British Pounds (“GBP”), Australian Dollars (“AUD”) and Tanzanian Shillings (“TZS”).

The subsidiaries LZ Services Limited (“LZSL”) a company incorporated in England and Wales, and Lifezone Asia-Pacific Pty Ltd, a company incorporated in Australia, are both wholly-owned subsidiaries of Lifezone Limited, and have functional currencies as GBP and AUD respectively. Simulus and its subsidiary Simulus Pty Limited, both companies incorporated in Australia, are wholly owned subsidiaries of Lifezone Asia-Pacific Pty Ltd and have functional currencies of AUD.

3.8. Significant accounting judgements, estimates and assumptions

The preparation of Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, including contingent assets and liabilities, and the accompanying disclosures. Actual results may differ from these estimates and uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.

Except as described below, the judgements, estimates and assumptions applied in these Unaudited Condensed Consolidated Interim Financial Statements, including the key sources of estimation uncertainty, were the same as those applied in Lifezone’s last annual financial statements for the year ended December 31, 2023.

Hybrid Financial Instruments: Convertible debentures with embedded derivatives

Lifezone has issued convertible debentures with embedded derivatives, classified as hybrid financial instruments, which are initially measured at fair value and adjusted for transaction costs.

The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at FVTPL.

On initial recognition, Lifezone uses the residual value method to allocate the principal amount of the convertible debentures between the two components: host debt instrument and embedded derivatives. The fair value with gains or losses recognized in profit or loss of the embedded derivative liability is valued first, followed by the residual amount assigned to the host debt instrument.

The effective interest method is a method for calculating the amortized cost of a financial liability, and for allocating the interest expenses throughout the relevant credit period. The effective interest rate is the rate which accurately discounts the forecasted future cash flows over the financial liability’s expected lifetime to its’ carrying value, or, when appropriate, over a shorter period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

4. Segment information

For management purposes, Lifezone is organized into business units based on the main types of activities and has two reportable operating segments, as follows:

●	Metals extraction and refining business; and

●	Intellectual property (“IP”) licensing business.

The Metals extraction and refining segment of the business consists of Lifezone’s interest in KNL, comprising the Kabanga Nickel Project in Tanzania. The IP segment comprises patents residing within Lifezone’s subsidiary, Lifezone Limited, and managed by a team of highly trained engineers and scientists based in Lifezone’s Simulus laboratory based in Perth, a strategic partnership with Sedibelo and Industrial Development Corporation (“IDC”) regarding the development of the potential Kell-Sedibelo-Lifezone Refinery and the agreement between the Company and Glencore plc to recycle platinum, palladium and rhodium in the United States.

The Chief Executive Officer ensures that the corporate strategy is being implemented and he manages Lifezone on a day-to-day basis, monitors the operating results of its two business units separately for the purpose of making decisions about resource allocation and performance assessment. He is Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows, operating profit or loss before taxes and is measured with operating profit or loss in the Unaudited Condensed Consolidated Interim Financial Statements.

However, Lifezone’s financing and treasury operations are managed by a corporate center based in London.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income.

Inter-segment revenues are eliminated upon consolidation and reflected in the ‘Inter-segment eliminations’ column.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

4. Segment information (continued)

The results for the six months ending June 30, 2024, and June 30, 2023, respectively are shown below.

	Intellectual	Metals		Inter-Segment
	Property	Extraction	Corporate (1)	eliminations	Total
	$	$	$	$	$
For the six months ended June 30, 2024
Revenue	1,360,160	1,842,429	1,082,151	(4,235,090)	49,650
Cost of Sales	(473,337)	-	-	461,085	(12,252)
Gain (loss) on foreign exchange	(149,743)	100,316	(11,048)	-	(60,475)
General and administrative expenses	(2,987,232)	(4,725,235)	(5,621,141)	3,744,005	(9,559,603)
Interest income	832,426	504	1,065,351	(536,644)	1,361,638
Fair value loss on embedded derivatives	-	-	(356,000)	-	(356,000)
Interest expense	(14,211)	(716,310)	(2,170,468)	536,644	(2,364,345)
Loss before tax	(1,431,936)	(3,498,296)	(6,011,155)	-	(10,941,387)

For the period ended June 30, 2024
Segment assets	89,530,847	201,479,407	186,736,426	(296,367,161)	181,379,519

Segment liabilities, excluding Group debt	(5,503,999)	(422,765,420)	(4,688,928)	420,871,087	(12,087,260)
Convertible debentures and embedded derivative	-	-	(50,409,506)	-	(50,409,506)
Segment liabilities	(5,503,999)	(422,765,420)	(55,098,434)	420,871,087	(62,496,766)

	Intellectual	Metals		Inter-Segment
	Property	Extraction	Corporate (1)	eliminations	Total
	$	$	$	$	$
For the six months ended June 30, 2023
Revenue	4,061,148	508,190	814,173	(4,876,763)	506,748
Gain (loss) on foreign exchange	(55,988)	136,254	6,281	-	86,547
General and administrative expenses	(6,843,952)	(4,153,889)	(7,291,571)	4,876,763	(13,412,649)
Interest income	67,010	202,610	180	-	269,800
Interest expense	-	(91,668)	-	-	(91,668)
Loss before tax	(2,771,782)	(3,398,503)	(6,470,937)	-	(12,641,222)

For the period ended June 30, 2023
Segment assets	16,680,372	94,240,787	12,495,550	(30,593,658)	92,823,051
Segment liabilities	(19,919,301)	(26,715,324)	(1,615,054)	18,687,919	(29,561,759)

Included within general and administrative expenses in 2023 are non-recurring listing and capital raising costs of $8.0 million, which relate to professional services costs in relation to the business combination with GoGreen and the listing on the NYSE and have been allocated non-operating segment “Corporate”.

[1]	Lifezone Metals Limited, Lifezone Holdings Limited, Lifezone Services US, LLC and LZ Services Limited are grouped as a non-operating segment named “Corporate” and provide corporate functions, services to other entities in the group, financing and treasury operations, as well as stewardship activities.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

5. Revenue

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Kellplant Proprietary Ltd	-	-	-	129,680
Kelltechnology SA Proprietary Ltd	-	-	-	365,368
Consulting and management fee with affiliated companies	-	-	-	495,048
Non-affiliated company revenue	8,261	11,061	49,650	11,700
	8,261	11,061	49,650	506,748

Revenue is attributable to Hydromet consulting related to mineral beneficiation operations of affiliated companies and technical and laboratory services provided by Simulus. The affiliated entities invoiced in 2023 are joint venture entities of Lifezone. Lifezone Limited has a 50% interest in Kelltech Limited, a joint venture with Sedibelo Resources Limited. Lifezone Limited has an indirect 33.33% interest in Kelltechnology SA Proprietary Ltd (“KTSA”), a subsidiary of Kelltech Limited, and Kellplant Proprietary Ltd (“Kellplant”), a wholly owned subsidiary of KTSA as disclosed in detail in Note 25.

Non-affiliated company revenue of $8,261 and $49,650 for the three months and six months ending June 30, 2024, respectively, relates to third party customers of Simulus.

6. Interest income

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Interest on shareholder loans	-	2,903	-	6,841
Interest on treasury deposits	904,429	136,703	1,361,638	262,959
	904,429	139,606	1,361,638	269,800

Lifezone manages interest generating opportunities through corporate treasury operations by investing group cash in overnight SOFR or term deposit facilities provided by its two main international banks. Lifezone earned interest averaged 4.84-5.02% during the period on these two types of deposits.

Interest income from cash and cash equivalents amounted to $1,361,638 for the six months ended June 30, 2024 (six months ended June 30, 2023: $262,959).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

7. Interest expense

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
		$	$	$	$
Interest accretion on deferred consideration	20	79,921	39,763	157,999	79,104
Interest accretion on lease liability	18	16,942	6,126	35,005	12,564
Debenture interest	19	2,170,468	-	2,170,468	-
Other interest expenses		873	2,219	873	-
		2,268,204	43,670	2,364,345	91,668

Interest accretion on deferred consideration liability relates to the KNL acquisition. For the six months ended June 30, 2024, this amounted to $157,999 (six months ended June 30, 2023: $79,104).

Interest on leases relate to Tanzania and Australia subsidiaries leased office and warehouse premises as disclosed in detail in Note 18. For the six months ended June 30, 2024, this amounted to $35,005 (six months ended June 30, 2023: $12,564). This is higher due to additional leases taken on as part of the Simulus acquisition on July 18, 2023, along with an additional lease in Tanzania since June 2023.

Debenture interest relates to the convertible debenture instruction as Debenture interest as disclosed in detail in Note 19: for the six months ended June 30, 2024, this amounted to $2,170,468 (six months ended June 30, 2023: $Nil).

8. Fair value loss on embedded derivatives

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Fair value loss on embedded derivatives	356,000	-	356,000	-
	356,000	-	356,000	-

On June 30, 2024, the embedded derivative liability component of the convertible debentures as disclosed in detail in Note 19, was reassessed to be $25.5 million using the same valuation methods and approach as on initial recognition. The increase of $356,000 is largely due to market credit spreads increasing, resulting in a more likely occurrence for a conversion to occur reflected in the higher conversion value. The resulting $356,000 fair value increase has been recognized as a charge to the profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

9. General and administrative expenses

	Six months ended June 30,		Six months ended change
	2024	2023
	$	$	$	%
Wages & employee benefits	1,917,963	1,816,542	101,421	6%
Professional & Legal fees	1,650,061	882,855	767,206	87%
Consultancy fees	1,336,019	1,772,010	(435,992)	(25)%
Non-recurring listing and equity raising costs	-	8,003,016	(8,003,016)	(100)%
Directors' fees	360,984	86,500	274,484	317%
Depreciation of property and equipment	577,062	107,692	469,370	436%
Depreciation of right of use asset	169,457	62,029	107,428	173%
Amortization of intangible assets	90,247	38,301	51,946	136%
Audit & accountancy fees	130,976	81,751	49,225	60%
Rent	226,332	172,584	53,748	31%
Insurance	911,013	6,953	904,060	13,002%
Laboratory costs	638,822	-	638,822	0%
Impairment of VAT receivables	839,758	-	839,758	0%
Travel	251,306	364,781	(113,475)	(31)%
Share based payments expense	32,457	-	32,457	0%
Other administrative expenses	427,147	17,635	409,512	2,322%
Total general administrative expenses	9,559,603	13,412,649	(3,853,046)	(29)%

Net wages and employee benefits amounted to $1.9 million for the six months ending June 30, 2024 (six months ended June 30, 2023, $1.8 million). The wages and employee benefits for the six months ended June 30, 2024, include Simulus related expenses of $474,414, with no expenses incurred in the six months ending June 30, 2023, as Simulus was not yet part of Lifezone. In the six months ending June 30, 2024, the Company paid bonuses of $538,113 to employees (six months ended June 30, 2023, $91,478), reflecting a one-month bonus paid to all employees (and consultants) in May 2024 for achievements in 2023. The balance relates to pension payments, accrued holidays (largely in Australia), national insurance contributions and payments to temporary staff. Above amounts are the net amounts expensed, after capitalization.

During the six months ending June 30, 2024, $8.8 million of the gross total general and administrative expenses (six months ended June 30, 2023, $5.7 million) was capitalized to exploration and evaluation assets as part of the Kabanga Nickel Project.

Professional and legal fees amounted to $1.7 million for the six months ending June 30, 2024 (six months ended June 30, 2023, $882,855), with the largest positions being $239,532 (six months ended June 30, 2023: $Nil) for advisory services relating to the PGM recycling project and SOX advisory costs of $137,973 (six months ended June 30, 2023: $Nil). Professional fees also include broking fees and other investor and public relations costs. Legal fees amounted to $657,074, with large positions covering registration filing updates and general legal works, commercial work related to off-take agreements and legal fees not capitalized relating to the convertible debenture transaction as covered in Note 19.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

9. General and administrative expenses (continued)

Consultancy fees costs of $1.3 million for the six months ending June 30, 2024 (six months ended June 30, 2023, $1.8 million), were lower by $435,992 due to lower consultant bonuses of $189,665 paid in the six months ending June 30, 2024 (six months ended June 30, 2023, $512,542), as well as two people who were previously consultants as of June 30, 2023, are employees of Lifezone as at June 30, 2024.

Non-recurring listing and equity raising costs (including transaction listing cost) of $8.0 million for the six months ending June 30, 2023, related to the business combination with GoGreen associated with the SPAC and PIPE transactions, which were completed on July 6, 2023.

Directors’ fees for the Company covering the seven paid directors out the total eight directors of Lifezone Metals, totaled $360,984 for the six months ending June 30, 2024 (six months ended June 30, 2023, $86,500), have increased as a result of quarterly meetings since listing on July 6, 2023.

Depreciation of property and equipment and depreciation of right of use assets are higher by $469,370 and $107,428 respectively, compared to the six months ending June 30, 2023, due to additional leases and acquired assets from the Simulus acquisition on July 18, 2023.

Insurance cost increase largely reflects the impact of higher D&O insurance premiums taken out following our listing on the NYSE. The annual D&O premium was pre-paid in July 2023 and was expensed over 12-months, with a pre-payment asset of $835,117 remaining as of December 31, 2023, and released in the six months ending June 30, 2024. A new D&O insurance policy was taken out effective July 2024 with improved commercial terms, including a reduction in premiums of around 40% and a 50% decrease in retention.

Laboratory costs relate to consumables incurred by Simulus amounting to $638,822 (six months ended June 30, 2023: $Nil) not directly attributable to cost of sales.

The “Impairment of VAT receivable” reflects the full impairment of the Tanzanian VAT receivable amounting to $839,758 as at June 30, 2024, following TNCL’s receipt of a letter from the Tanzanian Revenue Authority (“TRA”) dated November 30, 2023, rejecting TNCL’s application for VAT refunds accumulated in relation to goods and services purchased for the Kabanga Nickel Project for the period covering August 1, 2021 – July 31, 2023. Lifezone will continue to monitor the situation closely and TNCL has objected to the decision by the TRA. TNCL believes the rejection of the VAT refund claim has no basis as the purchases were made in course of undertaking economic activities in Tanzania with the clear intention to produce goods (and services) in the future, in this case to develop the Kabanga Nickel Project and to produce and export metals. Lifezone is also lobbying the government of Tanzania.

Other administrative expenses are higher by $409,511 compared to the six months ending June 30, 2023, partly due to the inclusion of a $350,000 provision relating to litigation and associated costs, which was subsequently resolved, and payments have been made at the time of this report. Lifezone incurred Regulatory and Compliance Fees of $73,454 during the six months ending June 30, 2024 (June 30, 2023: $Nil), following listing on July 6, 2023, and $102,639 in expenses relating to Simulus operations (June 30, 2023: $Nil), offsetting these increases are reductions in other administration expenses.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

9. General and administrative expenses (continued)

Total general administrative expenses for the six months ending June 30, 2024, include the impact of the Simulus operations, amounting to $1.5 million (six months ended June 30, 2023: $Nil) following the acquisition of the business on July 18, 2023. Notable expenses in the six months ending June 30, 2024, include wages and employee benefits of $474,414 (six months ended June 30, 2023: $Nil), which included $106,161 of bonuses (June 30, 2023: $Nil), rent of $56,711 (six months ended June 30, 2023: $Nil) and laboratory costs of $638,822 (six months ended June 30, 2023: $Nil) and Depreciation of property and equipment and depreciation of right of use assets $619,292 (six months ended June 30, 2023: $Nil).

10. Cash and cash equivalents

	June 30,	December 31,
	2024	2023
	$	$
USD – United States dollar	62,068,360	46,129,886
GBP – Sterling	106,915	792,017
EUR – EURO	6,483	148,519
AUD – Australian dollar	727,675	1,769,872
ZAR – South African Rand	2,322	50,587
TZS – Tanzania Shilling	581,210	500,746
Cash and cash equivalents	63,492,965	49,391,627

Made up of:
Cash at banks and on hand	43,372,498	44,369,748
Short-term deposits	20,120,467	5,021,879
Cash and cash equivalents	63,492,965	49,391,627

11. Inventories

	June 30,	December 31
	2024	2023
	$	$
Raw materials and consumables	200,967	-
Fuel	80,467	100,780
	281,434	100,780

Raw materials and consumables are consumed in the ordinary course of business during the rendering of services by Simulus.

Fuel is used by vehicles, machinery and for power generation in relation to the Kabanga Nickel Project and stored at the Kabanga camp site. These are attributable to exploration and evaluation activity and capitalized to exploration and evaluation assets as consumed.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

12. Trade and other receivables

Other receivables consist of the following:

	June 30,	December 31,
	2024	2023
	$	$
VAT/GST receivables	385,110	513,334
Other receivables	796,082	696,968
Prepayments	1,113,184	1,768,923
Prepaid mining license	343,434	842,989
	2,637,811	3,822,214

VAT / GST receivables are short term and receivable within twelve months following applicable VAT refund application in the local tax jurisdiction. Lifezone has net VAT receivables (after the Tanzanian VAT impairment as described in Note 9) with the United Kingdom, and Australian tax authorities amounting to $385,110 (2023: $513,334). As of June 30, 2024, UK entities accounts for $262,734 and Australian entities $122,377 of this balance.

Prepayments include a $400,000 non-refundable deposit paid on September 12, 2022, in relation to a non-binding term sheet between Lifezone Limited, Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel Project (excluding the Ngasamo deposit in the Dutwa Nickel Project area). The Dutwa Nickel Project hosts a laterite nickel deposit located in northern Tanzania. It is envisioned that excess sulfuric acid generated by future processing of Kabanga mineralization could be used in processing the laterite mineralization at Dutwa, providing potential synergies between both operations. On April 27, 2023, the term sheet was amended, and exclusivity expired on July 27, 2023. As disclosed in our December 31, 2023, annual audited accounts, discussions are ongoing, including between the Government of Tanzania and the sellers of the Dutwa Project, with closing being subject to the parties entering into definitive documentation and the fulfilment of various conditions.

Prepayments have decreased in the six months ended June 30, 2024, mainly due to the release of the $835,117 D&O insurance. The annual D&O covers June to July each year, with the D&O premium for the first-year post listing totaling $1.67 million.

The prepaid mining license relates to TNCL’s requirement to pay an annual fee to maintain its mining license with the Tanzanian Mining Commission. The prepaid portion of the fee was $343,434 as of June 30, 2024 (2023: $842,989).

All other receivables are short term in nature.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

13. Property and equipment and right-of-use assets

Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment. The carrying amounts for the reporting periods can be analyzed as follows:

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2023	677,277	123,952	238,216	-	1,039,445	469,743	1,509,188
Additions from acquisitions	-	-	220,698	4,704,783	4,925,481	464,264	5,389,745
Foreign exchange impact	-	-	1,419	16,664	18,082	-	18,082
Additions	-	75,551	621,732	148	697,431	1,230,792	1,928,222
As at December 31, 2023	677,277	199,503	1,082,064	4,721,595	6,680,439	2,164,799	8,845,238

Accumulated depreciation
As at January 1, 2023	(36,781)	(44,412)	(73,930)	-	(155,123)	(117,436)	(272,559)
Exchange adjustments	-	-	(300)	-	(300)	-	(300)
Charge for the period	(22,068)	(66,839)	(42,298)	(393,454)	(524,659)	(353,851)	(878,510)
As at December 31, 2023	(58,849)	(111,251)	(116,528)	(393,454)	(680,082)	(471,287)	(1,151,369)

Cost
As at January 1, 2024	677,277	199,503	1,082,064	4,721,595	6,680,439	2,164,799	8,845,238
Additions	-	-	80,494	2,180	82,674	-	82,674
Disposals	-	-	(4,858)	(5,189)	(10,047)	-	(10,047)
Lease reassessments	-	-	-	-	-	139,489	139,489
Foreign exchange impact	-	-	(8,682)	(119,874)	(128,555)	(31,444)	(160,000)
As at June 30, 2024	677,277	199,503	1,149,018	4,598,712	6,624,510	2,272,843	8,897,354

Accumulated depreciation
As at January 1, 2024	(58,849)	(111,251)	(116,528)	(393,454)	(680,082)	(471,287)	(1,151,369)
Charge for the period	(14,693)	(18,250)	(89,164)	(454,975)	(577,082)	(258,432)	(835,514)
Disposals			1,480		1,480		1,480
Lease reassessments	-	-	-	-	-	(88,997)	(88,997)
Foreign exchange impact	-	-	(20,466)	4,216	(16,250)	2,800	(13,449)
As at June 30, 2024	(73,542)	(129,501)	(1,140,325)	(844,213)	(1,271,934)	(815,915)	(2,087,849)
Net book value:
As at December 31, 2023	618,428	88,252	965,536	4,328,141	6,000,357	1,693,512	7,693,869
As at June 30, 2024	603,735	70,002	924,340	3,754,499	5,352,576	1,456,928	6,809,505

There was no new lease agreement entered into during the six months ended June 30, 2024. The reassessment was triggered by an increase in lease payments.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

14. Goodwill

Cost
As at January 1, 2023	-
Acquired through business combination	9,020,813
As at December 31, 2023	9,020,813
As at June 30, 2024	9,020,813

Accumulated impairment
As at January 1, 2023	-
As at December 31, 2023	-
As at December 31, 2023	9,020,813
As at June 30, 2024	9,020,813

Goodwill relates to the acquisition of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia by Lifezone Asia-Pacific Pty Ltd on July 18, 2023, as disclosed in Note 1.

For the purpose of annual impairment testing, goodwill is allocated to the operating segments expected to benefit from the synergies of the business combinations in which the goodwill arises as set out below, and is compared to its recoverable value:

Goodwill allocated to cash generating unit
Goodwill	9,020,813
As at December 31, 2023	9,020,813
As at June 30, 2024	9,020,813

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

15. Patents and Other Intangibles

	Patents	Software	Total
	$	$	$
Cost
As at January 1, 2023	899,413	92,096	991,509
Additions during the period	90,978	291,410	382,388
As at December 31, 2023	990,391	383,506	1,373,897

Accumulated amortization
As at January 1, 2023	(296,546)	-	(296,546)
Charge for the period	(78,742)	(84,405)	(163,147)
As at December 31, 2023	(375,288)	(84,405)	(459,693)
Carrying amount at December 31, 2023	615,103	299,101	914,204

Cost
As at January 1, 2024	990,391	383,506	1,373,897
Additions during the period	72,040	-	72,040
As at June 30, 2024	1,062,431	383,506	1,445,937

Accumulated amortization
As at January 1, 2024	(375,288)	(84,405)	(459,693)
Charge for the period	(43,449)	(46,799)	(90,248)
As at June 30, 2024	(418,737)	(131,204)	(549,941)
Carrying amount at June 30, 2024	643,694	252,302	895,996

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

16. Exploration and evaluation assets and mining data

	Mining Data	Exploration and evaluation assets	Total
	$	$	$
Cost
As at January 1, 2023	12,746,135	5,709,171	18,455,306
Additions during the period	-	51,355,297	51,355,297
Carrying amount as at December 31, 2023	12,746,135	57,064,468	69,810,603

Cost
As at January 1, 2024	12,746,135	57,064,468	69,810,603
Additions during the period	-	27,868,064	27,868,064
Carrying amount as at June 30, 2024	12,746,135	84,932,532	97,678,667

The capitalization of exploration and evaluation costs assumes that there is a reasonable prospect that the project can be developed into a profitable mining operation and that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash in-flows over time, either via sale or development.

An assessment relating to the capitalization is performed yearly by management, based on confidence in the level of exploration and study work for each project. Grass-roots exploration work and indirect costs might be expensed, especially if the financial viability cannot be assessed via an integrated financial model that supports the economic development of the mineral property based on latest mining and processing plans or are otherwise difficult to prove to be recoverable.

Given that Lifezone made material progress in 2023 in advancing the DFS for the Kabanga Nickel Project, including completing its planned drilling program, releasing a new Mineral Resource Update and incorporating in its integrated financial model the new development plan and all trade-off decisions, management decided to start the capitalization of all costs related to the Kabanga Nickel Project and the Kabanga DFS.

Exploration and evaluation expenditures are recognized and measured at cost and the exploration and evaluation assets are classified as intangible assets.

Where Lifezone is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All costs incurred prior to securing the legal right to undertake exploration activities on a project are written-off as incurred.

Lifezone assesses on a project-by-project basis if the exploration and evaluation phase has concluded. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive feasibility study describing the development path for the mineral resource was released and is available publicly. That is usually also the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

16. Exploration and evaluation assets and mining data (continued)

Additions during the period are essentially capitalized expenditure incurred in the exploration and evaluation of the Kabanga Nickel Project, with costs including compensation payments made to project affected communities, fees paid to DFS consultants and engineering firms, the owners team and attributable technical and administrative overheads.

Lifezone assesses exploration assets yearly for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

17. Trade and other payables

	June 30,	December 31,
	2024	2023
	$	$
Trade payables	3,533,585	2,529,751
VAT payable	-	852,479
Accrued expenses	3,074,793	4,953,234
	6,608,378	8,335,464

All amounts are short-term. The carrying value of trade payables and accrued expenses are considered to be a reasonable approximation of their fair value.

18. Lease liabilities

	June 30,	December 31,
	2024	2023
	$	$
At January 1	1,787,702	395,880
Additions	76,906	1,677,918
Interest accretion on lease liability	35,005	52,075
Payments	(316,090)	(338,171)
At December 31	1,583,523	1,787,702

Current	656,935	602,557
Non-current	926,588	1,185,145
	1,583,523	1,787,702

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

18. Lease liabilities (continued)

Shown below is the maturity analysis of the undiscounted minimum lease payments:

	June 30,	December 31,
	2024	2023
Undiscounted future lease payments	$	$

Less than 1 year	619,420	678,051
More than 1 year but less than 5 years	981,833	1,236,050
	1,601,253	1,914,101

Lifezone has lease contracts through its Tanzanian and Australian subsidiaries. The average remaining term of Group leases was 1 year and 10 months remaining as at six months ended June 30, 2024. Lifezone or group subsidiaries’ obligations under their leases are secured by lessor’s title to the leased assets.

Entity	Country	Lease use	Lease term start	Lease term end	Remaining term	Third Party
TNCL	Tanzania	Office space	December 31, 2022	September 30, 2026	2 years 3 months	Cordula Limited
TNCL	Tanzania	Office space	October 1, 2021	September 30, 2026	2 years 3 months	Cordula Limited
TNCL	Tanzania	Camp accommodation	March 1, 2023	February 28, 2026	1 years 7 months 29 days	AKO Group Limited
Lifezone Asia-Pacific Pty Ltd	Australia	Office space	August 1, 2022	July 31, 2025	1 years 1 months 1 day	Trustees of the Christian Brothers, Australia
Simulus Pty Limited	Australia	Office and warehouse space	April 28, 2022	April 27, 2026	1 years 9 months 28 days	Seattle Investments Pty Ltd
Simulus Pty Limited	Australia	Office and warehouse space	August 1, 2023	July 31, 2025	1 years 1 months 1 day	Nowa Pty Ltd Australia
Simulus Pty Limited	Australia	Office and warehouse space	August 1, 2023	July 31, 2025	1 years 1 months 1 day	Nowa Pty Ltd Australia

19. Hybrid Financial Instruments: Convertible debentures with embedded derivatives

On March 27, 2024, Lifezone completed a $50.0 million non-brokered private placement of unsecured convertible debentures. These unsecured convertible debentures have been issued to a consortium of marquee mining investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule. Proceeds of the unsecured convertible debentures will be used to advance the Kabanga Nickel Project and for general corporate and administrative purposes.

The unsecured convertible debentures bear interest over a 48-month term, payable quarterly, at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 4.0% per annum, subject to a SOFR floor of 3.0%. The unsecured convertible debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date March 27, 2028. Interest is payable quarterly via initial cash, then a mix of shares and a payment-in-kind accrual of the outstanding principal amount during the first two years and all in cash during the last two years.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

19. Hybrid Financial Instruments:  Convertible debentures with embedded derivatives (continued)

Interest is payable in cash until Lifezone has a Form F-3 registration statement declared effective by the US Securities and Exchange Commission. The Form F-3 was declared effective on August 16, 2024. Following the effectiveness of the Form F-3, one third of the applicable interest payment will be made by the issue of the equivalent value in shares (the “Interest Shares”) at a price per Interest Share equal to a 7.5% discount to the VWAP for the five trading days preceding the quarterly interest payment date. In the event that the VWAP for the five trading days preceding the applicable calculation date is $4.00 or below, Lifezone shall satisfy its obligation to pay interest on the unsecured convertible debentures in cash. The remaining two thirds of the applicable interest payment is a payment-in-kind accrual of the outstanding principal amount. Upon the second anniversary of the unsecured convertible debentures, all outstanding accrued interest is to be repaid in cash to the holders. Lifezone paid interest for the first time at the end of June 2024 for the period March 27, 2024, to June 30, 2024, amounting to $1,203,515.

The unsecured convertible debentures are convertible into common shares of Lifezone at the option of the holder at a price of $8.00 per share and are subject to customary adjustments (the “Conversion Right”). The conversion price was determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and $8.00 per share. Mandatory conversion might occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 trading days within a 30 consecutive trading days period.

The unsecured convertible debentures were determined to be a hybrid financial liability, comprising a host debt instrument and two embedded derivatives, the Conversion Right and the Interest Shares, with both having economic characteristics and risks different to the host debt instrument. In other words, they are not closely related to the non-derivative host debt instrument given their value changes with the value of Lifezone shares, while the host liability changes in relationship to a reference borrowing index (in this case SOFR).

The host debt instrument is classified and measured at amortized cost, while the embedded derivatives are accounted for separately at fair value through profit or loss.

On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the two components: host debt instrument and embedded derivatives. The fair value of the embedded derivative liability was valued first, followed by the residual amount assigned to the host debt instrument.

Transaction costs are required to be apportioned between the host debt instrument and the embedded derivatives in proportion to their value, with the share of transaction costs linked to the host debt instrument subtracted from the carrying amount at initial recognition. Transaction costs comprised an issuance discount of $750,000 equal to 1.5% of the aggregate principal amount of the unsecured convertible debentures and $352,348 of legal costs paid by Lifezone. As the unsecured convertible debentures were unbrokered, no success fees were payable. 49.6% of the total transaction costs related to the embedded derivatives were expensed on recognition to the statement of comprehensive loss. The remaining transaction costs relating to the host debt instrument are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

19. Hybrid Financial Instruments:  Convertible debentures with embedded derivatives (continued)

The fair value of the Conversion Right was estimated using the Finite Difference Method and the Share Interest feature was estimated using the Monte Carlo Simulations.

Key Inputs

Valuation Date	March 27, 2024
Maturity Date	March 27, 2028, term of 4 years
Risk-free Rate	Zero coupon curve based on United States Dollar Swap rates as of March 27, 2024
Share Price	$7.75, based on Lifezone’s March 27, 2024, closing share price on the NYSE
Equity Volatility	65%, selected based on review of the volatility (rounded) of a group of peer companies
Dividend Yield	Assumed at 0% as Management does not expect dividends to be distributed during the term of the Debenture
Interest Rate	Forward SOFR + 4.0%, subject to a SOFR floor of 3.0%, 30/360 basis
Conversion Price	$8.00
Conversion Cap	$12.00
Credit Spread	19.0% based on an estimated market-based unsecured rate for the Company and consideration of calibrating the FV of the Debentures to 98.5% of par

At initial recognition, the $50.0 million was bifurcated into its host debt instrument and the two embedded derivative liability components. The embedded derivative liability component was assessed to be $25.2 million, with the large majority of the value linked to the Conversion Right. The remaining $24.8 million are thus ascribed to the host debt instrument, before adjustment for transaction costs. During the life of the convertible debenture, it can be expected that the volatility of the Lifezone stock leads to changes in the value of combined derivative liability, potentially resulting in a significantly higher and more volatile expense pattern in profit or loss. Both components are recorded as a liability with the debt host portion recorded on an amortized cost basis using an effective interest rate of 31.6%.

The high value of the combined embedded derivative liability and the resulting high effective interest rate are driven by, among other factors, the share price trading close to the conversion price at inception, an assumed volatility of 65% and a long (4-year) term.

The effective interest rate is the rate that exactly discounts the estimated future cash flows (interest and principal payments) over the 4-year term of the financial instrument to the net carrying amount of the financial liability. The amortization of the host debt instrument is included in finance costs in the statement of profit and loss and other comprehensive income.

The conversion feature may be exercised by the holder at any time, meaning that the Company does not have the right to defer settlement of the liability, including any unpaid interest, for more than twelve months from the date of this report. Consequently, all liability elements of the unsecured convertible debentures are classified as current, irrespective of how many years are left until maturity of the instrument.

On June 30, 2024, the embedded derivative liability component was reassessed to be $25.5 million, with the large majority of the value linked to the Conversion Right. The increase of $356,000 is largely due to market credit spreads increasing, resulting in a more likely occurrence for a conversion to occur reflected in the higher conversion value. The resulting $356,000 fair value increase has been recognized as a charge to the profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

19. Hybrid Financial Instruments:  Convertible debentures with embedded derivatives (continued)

Debenture host debt instrument	$

At January 1, 2024	-
Additions	(24,807,000)
OID and Transaction issuance cost	546,919
Interest	(564,862)
Accretion of issuance cost	(35,563)
At June 30, 2024	(24,860,506)

Embedded derivatives	$

At January 1, 2024	-
Additions	(25,193,000)
Fair value reassessment	(356,000)
At June 30, 2024	(25,549,000)
Total Convertible debentures with embedded derivatives	(50,409,506)

20. Deferred consideration liability

In April 2021, KNL completed the acquisition of all shares of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore Canada Corporation (“GCC”) and all shares of Romanex International Limited from GCC and Sutton Resources Limited for a total consideration of $14.0 million, to acquire the physical assets and all historical IP related to the Kabanga Nickel Project. The IP relates to a significant amount of data and exploration and study expenses that earlier owners invested into the Kabanga Nickel Project.

Of the $14.0 million, $8.0 million was paid by KNL to the previous owners before completion of the acquisition, with the remaining $6.0 million due to the sellers in stage payments as below:

●	The first tranche amounting to $2.0 million: payable at the earlier of completion of feasibility study and 3rd anniversary of the contract from date of signing.

●	The second tranche amounting to $4.0 million: payable at the earlier of the completion of feasibility study or the 5th anniversary of the contract from date of signing.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

20. Deferred consideration liability (continued)

On December 15, 2022, KNL made the first tranche payment amounting to $2.0 million. The remaining $4.0 million is expected to be paid at the completion of a DFS or on December 9, 2024, whatever is earlier.

The present value of the outstanding balance of deferred consideration liability as of June 30, 2024, has been reported on the Statement of Financial Position at $3,851,611 (December 31, 2023: $3,693,612).

The carrying amounts for the reporting periods can be analyzed as follows:

Gross carrying amount	$

At January 1, 2023	3,689,755
Remeasurement gain	(156,047)
Accretion of interest	159,904
At December 31, 2023	3,693,612
Accretion of interest	157,999
At June 30, 2024	3,851,611

The discounted % reflects a 2-year facility appropriately priced market comparable commercial loan offered by the company bank.

21. Significant related party transactions

Related Party relationships with shareholders with significant influence

Keith Liddell, Chris von Christierson, and Peter Smedvig are the founding shareholders of Lifezone and they and members of their immediate family are related parties, some with significant influence over the affairs of Lifezone. The three founding shareholders (including the members of their immediate families) are long-term financial supporters of the business and are not considered to be related to each other and are not considered to control or jointly control the financial and operating policy decisions of Lifezone. Lifezone has no commercial relationships to Peter Smedvig beyond his shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.

The Liddell family holdings are in aggregate approximately 30.3% of all outstanding Lifezone shares as of June 30, 2024, making Keith Liddell and members of his immediate family related parties with significant influence over the affairs of the Company. Keith Liddell is a director at various group companies and was the Chair of Lifezone Holdings until the listing on the NYSE, when he became the Chair of Lifezone. Mr. Liddell is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and advice in respect of design, engineering, commissioning, and operation of Lifezone’s metal and mineral projects. This commercial agreement between Lifezone and Keith Liddell replaced an earlier agreement with Keshel Consult Limited (terminated on June 30, 2023) and is between Lifezone Limited and Keith Liddell directly, with effect from July 1, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

21. Significant related party transactions (continued)

Related Party relationships with shareholders with significant influence

Keith Liddell is the father of Natasha Liddell and Simon Liddell and the stepfather of Charles Liddell, who is the owner / partner in the Australian company Integrated Finance Limited. Simon Liddell is an employee of Lifezone Asia-Pacific Pty Ltd. He was also a director of Lifezone Asia-Pacific Pty Ltd. and resigned from his role with effect from July 1, 2024. Natasha Liddell was an employee of Lifezone Asia-Pacific Pty Ltd and a member of the Executive Committee and departed from her role as Chief Sustainability Officer of Lifezone, effective February 16, 2024. Keith Liddell holds his shares jointly with his wife Shelagh Jane Liddell, who has not received compensation during the reporting period and has no commercial agreement with Lifezone.

Chris von Christierson was a director at various group companies but resigned as a non-executive director from the boards of Lifezone Holdings, Lifezone Limited and KNL with effect from August 31, 2023. He no longer holds any directorships with any group company and received no compensation in the six months ending June 30, 2024.

The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members not related parties with significant influence. His son, Anthony von Christierson, is employed by Lifezone.

Director Compensation

Keith Liddell was appointed on July 6, 2023, as a director of the Company. The Company has a director service contract agreement with Keith Liddell as a director of the Company. For the six months ending June 30, 2024, Keith Liddell, was paid $55,000 (January to June 2023: $Nil).

Directorships

Name of entity	Type	Keith Liddell	Simon Liddell
Lifezone Asia-Pacific Pty Ltd	Subsidiary	●	●*
Simulus Pty Ltd	Subsidiary	●
The Simulus Group Pty Ltd	Subsidiary	●
Kabanga Holdings Limited	Subsidiary	●
Romanex International Limited	Subsidiary	●
Tembo Nickel Mining Company Limited	Subsidiary	●
Tembo Nickel Refining Company Limited	Subsidiary	●
Tembo Nickel Corp. Limited	Subsidiary	●

Resignations and appointments for the six months ended June 30, 2024

There were no resignations and appointments for the six months ended June 30, 2024.

*	Simon Liddell resigned from Lifezone Asia-Pacific Pty Ltd with effect from July 1, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

21. Significant related party transactions (continued)

Transactions with significant shareholders and their extended families

Lifezone had a commercial agreement with Keshel Consult Limited for the engagement of Keith Liddell as a technical consultant of Lifezone Limited. This commercial agreement between Lifezone Limited and Keshel Consult Limited was terminated on June 30, 2023, and replaced with a commercial agreement between Lifezone Limited and Keith Liddell directly with effect from July 1, 2023. For the six months ending June 30, 2024, $395,878 was paid or payable to Keith Liddell (June 30, 2023: $Nil). As of June 30, 2024, $43,750 was unpaid (June 30, 2023: $Nil).

Mr. Charles Liddell (stepson of Mr. Keith Liddell) is the owner / partner in the Australian company Integrated Finance Limited. For the six months ending June 30, 2024, Integrated Finance Limited was paid or payable $3,465 (June 30, 2023: $63,163) for the provision of information technology services to KNL. The total amount outstanding as of June 30, 2024, is $Nil (June 30, 2023: $Nil). This commercial agreement between KNL and Integrated Finance Limited was terminated on December 31, 2023. The $3,465 amount paid for the six months ending June 30, 2024, was in relation to Integrated Finance Limited final Q4 2023 consultancy invoices.

Ms. Natasha Liddell (the daughter of Mr. Keith Liddell) was a paid employee of Lifezone Asia-Pacific until February 16, 2024. For the six months ending June 30, 2024, Ms. Natsha Liddell was paid $85,111 (June 30, 2023: $146,224). On April 30, 2024, KNL engaged Atlas Sustainability in relation to the creation of parts of the ESG sections of the Kabanga Nickel Project DFS. The work is undertaken by Natasha Liddell as principal consultant of Atlas Sustainability. For the period January 2024 and ending on June 30, 2024, Atlas Sustainability was paid $21,048 (June 30, 2023: $Nil).

Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of Lifezone Asia-Pacific Pty Ltd, a wholly owned subsidiary of Lifezone. For the six months ending June 30, 2024, Mr. Simon Liddell was paid $133,343 (June 30, 2023: $144,904), including short-term bonuses and pension payments. He is VP Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

Related Party Loans

Following the listing on the NYSE listing Lifezone has had a policy not to provide personal loans to directors or members of the Executive Committee.

Lisa Smith, an employee and shareholder, but not considered holding significant influence over Lifezone, has a loan of $75,000 with KNL. As at June 30, 2024 this was outstanding and is expected to be repaid before March 31, 2025.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

21. Significant related party transactions (continued)

Related party receivables

Lifezone had receivables due from related parties as follows.

	June 30,	December 31,
	2024	2023
	$	$
Balances with affiliated entities
BHP Billiton (UK) DDS Limited	8,772	-
Kelltechnology SA Proprietary Ltd	478,558	1,433,243
	487,330	1,433,243

Balances with management personnel
Related party receivables - Interest free	75,000	75,000
	75,000	75,000
	562,330	1,580,243

Receivables from affiliated entities relate to short-term services and payments on behalf of affiliated entities.

In 2020, Lifezone provided loans to shareholders and employees who were working for Lifezone amounting to $375,000. As of June 30, 2024, only the loan to Lisa Smith of $75,000 was still outstanding. The loans with employees and consultants of Lifezone were interest free and repayable on demand and were not considered arm’s length.

Balances with key management personnel

There are no balances with key management as at June 30, 2024.

Related party payable

	June 30,	December 31,
	2024	2023
	$	$
Balances with management personnel
Related party payables	43,750	132,048
	43,750	132,048

Relate to short-term services payments and are considered provided at arm’s length. The amount above relates to services provided by Keith Liddell to Lifezone Limited for the month of June 2024 not paid as at June 24, 2024 and services provided by Keith Liddell to Lifezone Limited for the period September to December 2023 not paid as at December 31, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

21. Significant related party transactions (continued)

Remuneration of key management personnel

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Cash compensation for services	1,106,733	914,697	2,091,902	1,584,740
Short-term bonuses	305,497	512,524	305,497	512,524
Pension and medical benefits	25,586	24,010	50,419	32,135
Total key management compensation	1,497,815	1,451,231	2,447,818	2,129,399

Cash compensation for services covers payments to employees and consultants considered key management personnel.

Short-term bonuses for the six months ending June 30, 2024, were $305,497, reflecting a one-month bonus paid to all employees and consultants in May 2024 for achievements in 2023, including their contributions to the listing at the NYSE and major progress made in relation to our two key projects. For the six months ending June 30, 2023, $512,524 related to bonuses to Chris Showalter and Dr Michael Adams.

The increase in total compensation paid to key management personnel reflects a 5% cost of living increase applied in May 2024 across the organization as an inflationary adjustment for 2023 and the first half of 2024.

The amounts disclosed in the previous page table are the amounts recognized as an expense during the reporting period related to key management personnel as listed below.

Keith Liddell	Chair
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	Tembo Nickel Chief Executive Officer
Spencer Davis	Group General Counsel (joined March 1, 2023)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (joined October 10, 2023)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

21. Significant related party transactions (continued)

Related party revenue

Lifezone had sales to related parties as follows for the period ending:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Kellplant Proprietary Ltd	-	-	-	129,680
Kelltechnology SA Proprietary Ltd	-	-	-	365,368
Consulting and management fee with affiliated companies	-	-	-	495,048

Related party revenue is attributable to Lifezone’s principal activity of hydromet consulting related to mineral beneficiation operations of affiliated companies primarily based in South Africa as discussed in Note 5. These affiliated entities are joint venture entities.

Lifezone Limited has a 50% interest in Kelltech Limited, a joint venture with Sedibelo Resources Limited. Lifezone Limited has a 33.33% interest in KTSA, a joint venture of Kelltech Limited. Lifezone Limited has an indirect 33.33% interest in Kellplant, a wholly owned subsidiary of KTSA, as disclosed in detail in Note 25.

There were no related party revenue transactions with Kellplant Proprietary Ltd and Kelltechnology SA Proprietary Ltd in the six months ending June 30, 2024, further details disclosed in detail in Note 25.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity

Lifezone was incorporated on December 8, 2022, as a holding company for Lifezone Holdings and acquired 100% of the equity interest in Lifezone Holdings on July 6, 2023.

	June 30, 2024		December 31, 2023
	Number of Shares	$	Number of Shares	$
Share capital
Lifezone Metals Limited
Number of ordinary shares in issue	78,275,357		78,269,952
Nominal average value per ordinary per share		0.0001		0.0001
Nominal value of ordinary total shares:		7,829		7,828

Share capital

Share capital reflects the par value of shares issued as shown in the Unaudited Condensed Consolidated Interim Financial Position in the presentational currency USD.

Share premium

Share premium reflects the excess of consideration received, net of equity issuance fees, over par value of shares.

Other reserve

Other reserves reflect revaluation of share-based payments and restricted stock units.

Foreign currency translation reserve

The assets and liabilities of Lifezone’s foreign subsidiaries are translated into USD using the exchange rates in effect on the balance sheet dates. Equity accounts are translated at historical rates, except for the change in earnings during the year, which is the result of the period as shown in the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in Lifezone’s consolidated foreign currency translation reserve. Lifezone has subsidiaries with functional currency in GBP and AUD.

Accumulated deficit

This includes all current and prior period accumulated losses of Lifezone.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Reconciliation of Shareholders’ equity movement

	June 30, 2024		Movements		December 31, 2023
	Number of Shares	$	Number of Shares	$	Number of Shares	$

Share capital, beginning
Exchanged for Issue of Lifezone Metal Limited shares	62,680,131	6,268	-	-	62,680,131	6,268
Previous GoGreen Sponsor shareholders	6,544,950	655	-	-	6,544,950	655
Previous GoGreen public shareholders	1,527,554	153	-	-	1,527,554	153
PIPE Investors	7,017,317	702	-	-	7,017,317	702
Simulus Vendors	500,000	50	-	-	500,000	50
Issue of Lifezone Metal Limited shares	78,269,952	7,828	-	-	78,269,952	7,828
Transactions with shareholders
Issue of shares from RSU awards	5,405	1	5,405	1	-	-
Total transactions with shareholders	5,405	1	5,405	1	-	-
Share capital, ending	78,275,357	7,829	5,405	1	78,269,952	7,828

Share premium		184,642,791		32,484		184,610,307
Equity issuance fees		(5,923,979)		-		(5,923,979)
Total share premium		178,718,812		32,484		178,686,328

Previous Lifezone Holdings shareholders earnouts		248,464,035		-		248,464,035
Previous Sponsor earnouts		17,094,750		-		17,094,750
Total shared-base payment reserve		265,558,785		-		265,558,785

Warrant reserves		15,017,257		-		15,017,257
Other reserves		(5,314,302)		1,500,000		(6,814,302)
Translations reserve		56,060		(21,873)		77,933
Redemption reserve		280,808		-		280,808
Accumulated deficit		(418,864,652)		(10,699,490)		(408,165,162)

Total Shareholders’ equity		35,460,597		(9,188,878)		44,649,475

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Non-controlling Interest

In January 2021, KNL and the Government of Tanzania established TNCL, a Tanzanian company in order to develop, process and refine future products from the Kabanga Nickel Project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of TNCL. The government’s 16% interest in the arrangement is presented as a non-controlling interest in the Audited Consolidated Financial Statements of Lifezone.

In October 2022, BHP also agreed to invest a further $50.0 million into KNL in the form of equity under the Tranche 2 Subscription Agreement, as described in detail in Note 1. KNL satisfied substantially all the closing conditions and received the $50.0 million on February 15, 2023, and issued a stock certificate on the same day, bringing BHP’s interest in KNL from 8.9% as of December 31, 2022, to 17.0%, effective February 15, 2023. Associated with this transaction KNL paid $2.5 million equity issuance cost.

Earnouts

Following the SPAC Transaction, as described in detail in Note 2.2, pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional Lifezone shares if the daily volume-weighted average price of Lifezone shares equals or exceeds (i) $14.00 per share for any 20-trading days within a 30- trading day period (“Trigger Event 1”) and (ii) $16.00 for any 20 trading days within a 30-trading day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events.

Classification

Management has assessed how the BCA earnout should be valued and classified in accordance with and have listed below key conditions under the agreements in the application IAS 32: Financial Instruments: Presentation and IFRS 2 Share-based Payments,

●	Management have assessed IAS 32 paragraph 4 exceptions for Financial Instruments and concluded the stated exceptions do not apply to the BCA earnout share agreements, therefore IFRS 2 Share-based Payment rules need to be applied.

●	Furthermore, in accordance with IFRS 2, paragraph 2, as a result of the obligations created throughout the ancillary agreements attached to the BCA, management has concluded that IFRS 2 does apply to the BCA earnout share provisions.

●	The earnout triggering events are representative of market conditions as defined within paragraph 21 of IFRS 2. No other vesting conditions are present.

●	In accordance with IFRS 2, market conditions constitute non-vesting conditions. As a result of the non-vesting conditions, the Company is required to recognize the share-based payment at inception, irrespective of whether the market condition has been met which in this case is considered to be representative of both the measurement and grant date.

●	Although the term “non-vesting condition” is not explicitly defined in IFRS 2, it is inferred to be any condition that does not meet the definition of a vesting condition (IFRS 2 BC364).

●	Non-vesting conditions are all requirements that do not represent service or performance conditions, but which have to be met in order for the counterparty to receive the share-based payment.

●	The company has recognised the goods or services have been received in accordance with IFRS 2 paragraphs 10–22.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Earnouts (continued)

Accordingly, the BCA earnouts were recognized as equity at the acquisition date of July 6, 2023.

The fair value of earnouts has been independently valued based on a Monte Carlo simulation model. The assumptions used in the stock option pricing model were as below:

Inputs

Valuation Date	July 6, 2023
Stock Price as of Measurement Date / BCA Date	$10.32
Equity Volatility (Pre BCA)	n/a
Equity Volatility (Post BCA assumption)	94.0%
Risk-Free Rate (5.00 Years)	4.28%

Share Price Earnout Tranches	Beginning	Expiration	Share Price Hurdle
Sale Threshold Price for Tranche 1 - Triggering Event I	07/06/2023	07/06/2028	$14.00
Sale Threshold Price for Tranche 2 - Triggering Event II	07/06/2023	07/06/2028	$16.00
Days Above Threshold Price			20
Days Above Measurement Period			30
Change of Control Provisions			Estimate
Change of Control Date			n/a
Probability of Change of Control			0%

The following table illustrates the number and fair value of earnouts granted as at June 30, 2024.

There were no earnouts granted in the six months ended June 30, 2024.

	Share Options	Fair value per Option	Fair value $
Granted - Lifezone Holdings ($14.00 per Share)	12,536,026	$9.98	125,109,539
Granted – Lifezone Holdings ($16.00 per Share)	12,536,026	$9.84	123,354,496
Outstanding as at June 30, 2024	25,072,052		248,464,035

	Share Options	Fair value per Option	Fair value $
Granted – Sponsor shareholders ($14.00 per Share)	862,500	$9.98	8,607,750
Granted – Sponsor shareholder ($16.00 per Share)	862,500	$9.84	8,487,000
Outstanding as at June 30, 2024	1,725,000		17,094,750

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Warrant reserve

Lifezone’s Form F-1 registration statement became effective on September 29, 2023, resulting in registering the resale of certain Lifezone Metals shares and (private) warrants owned by certain previous Lifezone Holdings and the Sponsor shareholders (including its limited partners).

Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at an exercise price of $11.50 per share in cash. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applied to 667,500 warrants received by the Sponsor shareholders.

Classification

The warrants are classified as either a liability or equity on inception, depending on the terms of the agreement. Warrants are only classified as equity when they are settled by the entity delivering a fixed number of its own equity instruments and receiving a fixed amount of cash or another financial asset. The Company assesses the appropriate classification of warrants at the time of inception.

Management has assessed how both the Public Warrants and Private Placement Warrants should be valued and classified in accordance with IAS 32: Financial Instruments: Presentation. Management have assessed IAS 32 paragraph 4 exceptions for Financial Instruments and assessed the warrants do not meet the exceptions allowed, therefore IAS 32 has been applied.

Management have reviewed the warrant agreement and the warrant assumption agreement’s, the mechanics of exercise to determine the accounting treatment, and have listed below key conditions under the agreements in the application of IAS 32, in particular to paragraphs 16A and 16B and 16C and 16D.

●	The agreements are representative of a contractual obligation, arising from a derivative financial instrument, that will or may result in the future receipt or delivery of the issuer’s own equity instruments

●	The agreements are not representative of a puttable instrument as the issuer has the choice but not the obligation to repurchase or redeem the Warrant instrument for cash or another financial asset

●	The Private Warrants are identical to the Public Warrants

●	The Warrant agreement requires the Group to issue a fixed number of shares for a fixed amount of cash

●	Exercise of the Warrants will be on a gross basis or on a cashless basis per the terms

●	The Company may require the Warrant holders to exercise on a “cashless” basis while the agreement explicitly stated that the Company will not be in a position to net settle in cash.

Accordingly, the warrants were recognized as equity.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Warrant reserve (continued)

The fair value of warrants was independently valued based on a Black-Scholes option pricing model. The assumptions used in the stock option pricing model were as below:

Valuation Date – date of warrant assumption	July 5, 2023
Unit Issuance Date	October 21, 2021
Announcement Date	December 13, 2022
Business Combination Date	July 5, 2023
Exercise Date	August 4, 2023
Expiration Date	July 5, 2028
First Trading Date	December 13, 2021

Stock Price as of Measurement Date	$11.44
Strike Price	$11.50
Risk-Free Rate (5.00 Years)	4.16%
Redemption Threshold Price	$18.00
Days Above Threshold Price (Automatic Redemption)	20
Days Above Measurement Period	30
Probability of Acquisition	100%

Outputs

The fair value of outstanding Public Warrants has been valued at $1.05 per warrant unit at the Valuation Date.

The fair value of outstanding Private Warrants was valued at $0.57 per warrant unit at Valuation Date. The number of warrants and fair value of outstanding Public Warrants as at June 30, 2024, was as follows:

	Number of Warrants	Fair value $
Balance as at January 1, 2023	-	-
Public Warrants ($11.50 per warrant)	13,800,000	14,490,000
Exercised	(76,350)	(80,168)
Outstanding as at December 31, 2023	13,723,650	14,409,833
Outstanding as at June 30, 2024	13,723,650	14,409,833

On October 19, 2023, Lifezone received $878,025 from the exercise of 76,350 warrants.

There were no warrants exercised in the six months ended June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

22. Equity (continued)

Warrant reserve (continued)

The number of warrants and fair value of outstanding Private Warrants as at June 30, 2024, was as follows:

	Number of Warrants	Fair value $
Balance as at January 1, 2023	-	-
Private Warrants ($11.50 per warrant)	667,500	607,425
Outstanding as at December 31, 2023	667,500	607,425
Outstanding as at June 30, 2024	667,500	607,425

23. Loss per share (LPS)

Basic LPS is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted LPS is calculated by dividing the loss attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table sets forth the reconciliation of the numerator and denominator used in the computation of basic and diluted loss per common share for the three and six months ended June 30, 2024, and June 30, 2023.

	Three months ended		Six months ended
	2024	2023	2024	2023
	$	$	$	$
Numerator:
Net loss used for basic earnings per share	(6,750,125)	(4,367,422)	(10,699,490)	(10,403,600)

Denominator:
Basic weighted-average outstanding common shares	78,275,354	58,300,082	78,274,404	58,300,082
Effect of dilutive potential common shares resulting from options	-	2,819,653	-	2,819,653
Effect of dilutive potential restricted stock units	-	1,696,867	-	1,696,867
Effect of dilutive potential warrants units	14,391,150	-	14,391,150	-
Effect of dilutive potential earnout stock units	26,797,052	-	26,797,052	-
Weighted-average shares outstanding - diluted	119,463,556	62,816,602	119,462,606	62,816,602

Net loss per common share:
Basic & diluted loss per share	(0.09)	(0.07)	(0.14)	(0.18)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

23. Loss per share (LPS) (continued)

The number of shares and nominal average value have been adjusted to retrospectively reflect the impact of the Flip-Up in accordance with the predecessor value method of accounting for the business combination under common control as disclosed in detail in Note 1.

Where a loss has occurred, basic and diluted loss per share is the same because the outstanding share options are anti-dilutive. Accordingly, diluted loss per share equals the basic loss per share. Earnouts and warrants outstanding as at June 30, 2024, totaling 41,188,202 (2023: Nil) and Options and RSU outstanding as at June 30, 2024, totaling Nil (2023: 4,516,520) are considered dilutive.

24. Acquisitions of subsidiaries

Acquisitions during the current period

There were no acquisitions in the current reporting interim period.

Acquisitions during the prior period

There were no acquisitions in the prior comparative reporting interim period.

25. Joint ventures

The nature of the activities of all the Lifezone’s joint ventures is trading in and operation of industrial scale the metals extraction and metals refining investments, which are seen as complementing the Lifezone’s operations and contributing to achieving the Lifezone’s overall strategy.

Details of each of Lifezone’s joint ventures at the end of the reporting period are as follows:

	Country of	Principal place of	Percentage of Ownership (%)
JV Equity Entities:	incorporation	Business	2024	2023
Kelltech Limited	Mauritius	Mauritius	50%	50%
Kelltechnology South Africa (RF) Proprietary Ltd	South Africa	South Africa	33%	33%
Kellplant Proprietary Ltd	South Africa	South Africa	33%	33%

Lifezone has a 50% interest in Kelltech Limited, a joint venture between Sedibelo Resources Limited and Lifezone Limited, pursuant to which Lifezone Limited granted an exclusive license to Kelltech Limited to use the Hydromet Technology in the Southern African Development Community (“SADC”), which is a regional economic community comprising 16 states; Angola, Botswana, Comoros, Democratic Republic of Congo, Eswatini, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, Seychelles, South Africa, United Republic of Tanzania, Zambia and Zimbabwe (the “SADC License Area” and the license is the “Kell License”). The Kell License relates to Lifezone Limited’s Hydromet Technology applicable to just precious metals projects and the SADC Licence Area.

Kelltech Limited owns 66.67% of KTSA and has further exclusively sub-licensed the Kell License to KTSA. The remaining 33.33% interest in KTSA is held by the Industrial Development Corporation of South Africa, a South African national development finance institution. Lifezone has an indirect 33.33% interest in KTSA.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

25. Joint ventures (continued)

Kellplant is a wholly owned subsidiary of KTSA with Lifezone having an indirect 33.33% interest in Kellplant. Kellplant plans to develop, own and operate a refinery at Sedibelo Resources Pilanesberg Platinum Mines operations in South Africa that will utilize Lifezone Limited’s Hydromet Technology to process and refine PGMs, other precious metals and base metals.

At the time of the release of this document, the development of the Hydromet refinery at Sedibelo Resources’ Pilanesberg Platinum Mines operations is on hold and will need to be rescoped following Sedibelo Resources’ decision to update its mine plan and re-scope the refinery to process its underground mining operations, which have not yet been developed.

Although Lifezone holds the joint ownership in these companies, Lifezone does not have ultimate control as all major decisions have to be agreed unanimously by all parties before they can be actioned. Management therefore considered it appropriate to account for these entities as joint ventures.

All joint ventures are accounted for using the equity method.

Lifezone has recognized its 50% share in Kelltech Limited share capital of $1,000, which is fully impaired.

26. Financial risk review

This note presents information about Lifezone’s exposure to financial risks and the group’s management of capital. Lifezone’s risk management is coordinated by its directors and Lifezone does not operate any hedging operations or does not buy or sell any financial derivatives. The most significant financial risks to which Lifezone is exposed are described below.

a) Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of interest rate risk, risks related to the price of equity instruments, commodity price risk and foreign exchange rates.

Market risks affecting Lifezone are comprised of interest rate risk and foreign exchange rate risk. Financial instruments affected by market risk include deposits, trade receivables, related party receivables, trade payables, accrued liabilities, deferred consideration liability, and long-term rehabilitation provision.

The sensitivity analysis in the following sections relates to the positions as of June 30, 2024, and December 31, 2023.

The sensitivity analysis is intended to illustrate the sensitivity to changes in market variables on Lifezone’s financial instruments and show the impact on profit or loss and shareholders’ equity, where applicable.

The analysis excludes the impact of movements in market variables on the carrying value of provisions.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

26. Financial risk review (continued)

a) Market risk (continued)

The following assumptions have been made in calculating the sensitivity analysis:

●	The Statement of Financial Position sensitivity relates to foreign currency-denominated trade payables,

●	The sensitivity of the relevant profit before tax item and/or equity is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at June 30, 2024 and December 31, 2023; and

●	The impact on equity is the same as the impact on profit before tax.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Lifezone’s revenue is currently concentrated with two primary customers, KTSA and Kellplant, both affiliated entities, and accordingly Lifezone is exposed to the possibility of loss if such customers default. Lifezone addresses this risk by monitoring its commercial relationship with such customers and by seeking to develop additional patented technology and entering into new partnerships.

Loan credit was extended to Lisa Smith for $75,000 as shown in Note 21. Credit risk is therefore regarded as low. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was $75,000.

Lifezone evaluated the collectability of its consolidated loan receivables of $75,000 and determined that no allowance loss is required.

Set out in the following page is the information about the credit risk exposure of Lifezone’s financial assets as at June 30, 2024 and December 31, 2023.

	June 30,	December 31,
	2024	2023
	$	$
Cash and cash equivalents	63,492,965	49,391,627
Other receivables	796,082	696,968
Receivables from affiliated entities	487,330	1,433,243
Related party receivables	75,000	75,000
	64,851,377	51,596,838

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

26. Financial risk review (continued)

b) Credit risk (continued)

	Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At June 30, 2024
Cash and cash equivalent	63,492,965	-	-	-	-	-	63,492,965
Other receivables	195,439	600,643	-	-	-	-	796,082
Receivable from affiliated entities	487,330	-	-	-	-	-	487,330
Related party receivables	75,000	-	-	-	-	-	75,000
	64,250,734	600,643	-	-	-	-	64,851,377

	Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At December 31, 2023
Cash and cash equivalent	49,391,627	-	-	-	-	-	49,391,627
Other receivables	98,836	598,132	-	-	-	-	696,968
Receivable from affiliated entities	1,433,243	-	-	-	-	-	1,433,243
Related party receivables	75,000	-	-	-	-	-	75,000
	50,998,706	598,132	-	-	-	-	51,596,838

c) Liquidity risk

Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial obligations as they fall due. Lifezone has historically been supported financially by its shareholders and the wider capital market. The risk of its shareholders discontinuing the provision of financing was historically regarded as low. Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel project.

The below table reflects Lifezone liquidity risk on Trade Payables, Lease Liabilities, Derivatives liabilities. Contingent payment liabilities, excluding provisions.

	June 30,	December 31,
	2024	2023
	$	$
<=30 days	6,668,844	7,667,147
30-60 days	50,953	104,240
61-90 days	50,953	156,360
91-120 days	3,913,522	208,480
>=121 days	51,786,472	5,392,901
Total	62,470,746	13,529,128

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

26. Financial risk review (continued)

d) Foreign currency risk

Lifezone has financial instruments which are denominated in currencies other than USD, its reporting currency. Lifezone mostly incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including GBP, TZS, ZAR, and AUD. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.

The following table includes financial instruments which are denominated in foreign currencies:

	June 30,	December 31,
	2024	2023
	GBP £	GBP £
Cash in banks	84,494	620,208
Prepaid expenses	109,804	134,828
Trade and other payables	432,901	489,117

	AUD	AUD
Cash in banks	1,091,458	2,587,533
Trade receivables	3,297,139	112,069
Prepaid expenses	153,598	238,181
Trade and other payables	1,349,683	743,959

	EUR	EUR
Cash in banks	6,047	133,685

	TZS	TZS
Cash in banks	1,525,484,567	1,259,494,294

	ZAR	ZAR
Cash in banks	42,633	937,684

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

26. Financial risk review (continued)

Sensitivity analysis

The following table demonstrates the estimated sensitivity to a reasonably possible change in the GBP, TZS, ZAR, and AUD exchange rates, with all other variables held constant. The impact on Lifezone’s profit is due to changes in the fair value of monetary assets and liabilities. Lifezone’s exposure to foreign currency changes for all other currencies is not considered material.

	June 30,	December 31,
	2024	2023
Effect on Profit
Change in GBP Rate
10%	10,691	79,202
-10%	(10,691)	(79,202)

Change in AUD Rate
10%	(72,768)	(176,987)
-10%	72,768	176,987

Change in EUR Rate
10%	648	14,858
-10%	(648)	(14,858)

Change in TZS Rate
10%	(58,121)	(50,079)
-10%	58,121	50,079

Change in ZAR Rate
10%	(232)	(5,058)
-10%	232	5,058

e) Capital management.

For the purpose of Lifezone’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of the Company, as the parent entity of Lifezone. The primary objective of Lifezone’s capital management is to maximize the shareholder value.

Management assesses Lifezone’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Lifezone manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, alternative or debt funding or monetizing the offtake from the Kabanga Nickel Project.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

for the six months ended June 30, 2024

27. Contingent liabilities

The two legacy tax cases of Kabanga Nickel Company Ltd, a Tanzanian subsidiary of Lifezone, filed with the Tax Revenue Appeals Tribunal to dispute a tax assessment by the TRA regarding withholding tax imposed on imported services, are ongoing as of June 30, 2024. The services received were provided by non-resident entities between 2010 to 2012 and again from 2015 to 2016, while Kabanga Nickel Company Ltd was owned by previous owners, Barrick Gold and Glencore. A court session was held at the Tanzanian Court of Appeal in early July, dealing with one of the cases, while our Tanzanian subsidiary continues to engage with the TRA in order to resolve.

The combined principal of both cases is approximately $3.4 million (TSZ 8.9 billion) using the closing foreign exchange rate as of June 30, 2024.

28. Subsequent events

Grant of new Restricted stock units

On July 1, 2024, Lifezone Metals Limited granted 2,800,000 restricted stock units (“RSUs”) awards under the 2023 Omnibus Incentive Compensation Plan (the Plan) each representing the right for participants to receive 1 share in Lifezone Metals.

On July 1, 2024, 33.33% of the RSUs vested, with the remaining 66.67% vesting under market price performance conditions of $14.50 per share and $16.00 per share (respectively) based on daily VWAP of the shares for any 20 trading days. The vesting period is five years commencing on July 1, 2024. The transaction is assessed and accounted for under IFRS 2: Share-based Payments.

There were no other significant events to note subsequent to June 30, 2024, which require adjustments to, or disclosures in these Unaudited Condensed Consolidated Interim Financial Statements.

Tax dispute

On July 30, 2024, the Tanzanian Court of Appeal handed down a judgment covering the larger of the two legacy withholding tax cases, which was in favor of the TRA. The judgment relates to a withholding tax amount claimed by the TRA in the sum of $3,210,434 (TZS 8,426,336,706) using the closing foreign exchange rate as of June 30, 2024.  Our Tanzanian subsidiary continues to engage with the TRA to negotiate a settlement agreement, including the historic offset of bank funds received by the TRA.  At the time of this report, no agreement was reached with the TRA.

Item 2. Management’s Discussion and Analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the Unaudited Condensed Interim Consolidated Financial Statements and related notes included in Item 1 of Part I of this Interim Financial Statements for the six months of 2024 (this “Interim Report”) and with our Audited Consolidated Financial Statements and the related notes for the fiscal year ended December 31, 2023 included in our 20-F filed with the SEC on April 1, 2024.

Special note regarding forward-looking statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries. These statements are based on the beliefs and assumptions of our management. Although we believe that the plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not means that a statement is not forward-looking. Forward-looking statements contained or incorporated into this prospectus include, but are not limited to, statements about our ability to:

●	anticipate any event, change or other circumstances that could give rise to the termination of any agreement referred to herein;

●	achieve projections and anticipate uncertainties relating to our business, operations and financial performance, including:

o	expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions;

o	expectations regarding product and technology development and pipeline;

o	expectations regarding market size;

o	expectations regarding the competitive landscape and the ability to develop, design and sell products and services that are differentiated from those competitors;

o	expectations regarding future acquisitions, partnerships or other relationships with third parties;

o	future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future;

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

●	comply with applicable laws and regulations and stay abreast of modified or new laws and regulations applying to its business, including privacy regulation;

●	anticipate the impact of, and response to, new accounting standards;

●	anticipate the significance and timing of contractual obligations;

●	maintain key strategic relationships with partners and customers;

●	successfully defend litigation;

●	acquire, maintain and protect intellectual property;

●	meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; and

●	effectively respond to general economic and business conditions.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors could affect the future results of Lifezone, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements herein:

●	ability to maintain the NYSE’s listing standards;

●	inability to recognize the anticipated benefits of the SPAC transaction consummated on July 6, 2023, with Lifezone Holdings and GoGreen Investments Corporation, which may be affected by, among other things, competition, the ability of Lifezone to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

●	litigation, complaints and/or adverse publicity;

●	changes in applicable laws or regulations;

●	possibility that Lifezone may be adversely affected by other economic, business or competitive factors;

●	volatility in the markets caused by geopolitical and economic factors;

●	privacy and data protection laws, privacy or data breaches, or the loss of data;

●	the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; and

●	any defects in new products or enhancements to existing products.

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views only as of the date of this Interim Report.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this Interim Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this Interim Report.

Segments

See Note 4 of Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2024, for further details.

Business Overview and key activities in the first half of 2024

Our activities in H1 2024 focused on our two key projects: the Kabanga Nickel Project and the PGM recycling partnership with Glencore.

Kabanga Nickel Project Definitive Feasibility Study update

The two-phased development plan for the Kabanga Nickel Project was finalized in Q1 2024 and forms the basis of the mine plan and ultimately the DFS. The plan calls for a 1.7 million ton per year Phase 1, with an additional 1.7 million ton per year Phase 2 expansion, for an expected 3.4 million ton per year operation in the aggregate. Cash flows generated from Phase 1 operations are expected to help cover the capital requirements for Phase 2. Following the release of our Updated Mineral Resource estimate late 2023, Lifezone is currently not undertaking any major exploration activities in Tanzania. Drilling is undertaken in the context of hydrotechnical investigations and to assess consumables, like limestone, but no resource drilling and assaying is currently taking place.

In June 2023, Lifezone completed the design and engineering specifications for the DFS for the Kabanga Nickel Project, meaning that the Project’s concentrate and refinery test work are completed, and flowsheet parameters and specifications are now final and not open for additional revisions. This includes the sizing of critical pieces of equipment, such as underground mining fleet, crushers and mills, flotation tanks and autoclaves. All relevant underground geotechnical investigations have been completed as well as the underground infrastructure design and estimating workstreams. Concentrator engineering and estimating workstreams are nearing completion, with some final cost optimization activities forecast for August.

With these technical requirements finalized, Lifezone is now focused on reviewing equipment and services, suppliers, finalizing the operating cost model and optimizing capital expenditures.

Lifezone has completed 90% of the DFS as of the end of June 2024, with the Project’s financial model currently being confirmed and chapter write-ups underway. The results of the ongoing study work for the Kabanga Nickel Project are expected to be completed in Q3 2024.

Management’s Discussion and Analysis of financial condition and results of operations

Business Overview and key activities in the first half of 2024 (continued)

PGM recycling project in partnership with Glencore

Our recycling partnership with Glencore progressed well during the first half of 2024 and we anticipate completing the feasibility study by Q4 2024. Following the successful commissioning of the pilot facility at our Simulus Laboratory, the related feasibility study and due diligence commenced during the second quarter of 2024. Project expenses of $1.3 million were incurred during six months ended June 30, 2024, in line with prior project guidance, with $1.0 million related to work undertaken by our Simulus laboratory in Perth, the rest relating to general and administrative overheads in the US. Under the terms of the agreement, expenses during the current project phase (Phase 1) are jointly funded (50:50).

Costs at Simulus pertain to labor and materials associated with the pilot plant test work and the related feasibility study for the project. The work packages include the design, construction, and operation of grinding, leaching, filtration, drying and heat treatment circuits and all associated utilities at our laboratory in Perth, Australia. Construction is largely complete for the remaining pilot plant areas including solvent extraction, ion exchange and acid recovery. To date, approximately 1mt of US sourced monolith has been prepared for the ongoing feasibility study. Engineering design and drafting activities for the commercial scale plant are ongoing to support the feasibility study.

The venture aims to utilise our patented Hydromet Technology to recycle platinum, palladium, and rhodium from responsibly sourced converter material in a cleaner and more efficient manner compared to traditional smelting and refining processing options. Importantly, our Perth team has already displayed a scalable and efficient process, and we have progressed to identifying a suitable site location in the US for commercialisation. A final investment decision is anticipated by the end of 2024.

A broader Business Overview is included in Note 1. - Corporate and Group Information above.

Significant components of results of operations

Revenue, Cost of Sales, and Gross Profit

Lifezone has generated significant losses from its operations as reflected in Lifezone’s accumulated deficit of $418.9 million as of June 30, 2024 (December 31, 2023, $408.2 million). Additionally, Lifezone has generated significant negative cash flows from operations and investing activities as we continue to support the development of our business and the Kabanga Nickel Project. In addition to our capital expenditure for our two key projects, we expect our operating expenses to increase for both workforce-related, other general and administrative and laboratory costs as we seek to expand our patent portfolio, continue to invest in research and development activities, expand the market penetration of our Hydromet Technology and continue develop the Kabanga Nickel Project.

Our revenue is generated from our IP licensing business. Lifezone Limited has a 50% interest in Kelltech Limited, a joint venture between Sedibelo Resources Limited and Lifezone, which Lifezone granted an exclusive license to use the Hydromet Technology SADC License Area and the license, the “Kell License”. The Kell License relates to Lifezone Hydromet Technology applicable to just precious metals projects. In turn, Kelltech Limited has exclusively sub-licensed the Kell License to KTSA (66.67% owned by Kelltech Limited). Kellplant is a wholly owned subsidiary of KTSA. For more information refer to Note 25.

Management’s Discussion and Analysis of financial condition and results of operations

Significant components of results of operations (continued)

Revenue, Cost of Sales, and Gross Profit (continued)

At the time of the release of this document, the development of the Hydromet refinery at Sedibelo Resources’ Pilanesberg Platinum Mines operations is on hold and will need to be rescoped following Sedibelo Resources’ decision to update their mine plan and re-scope the refinery to process its underground mining operations, which have not been developed yet, as a result no IP licensing revenue has been received in 2024.

IP licensing revenue received by Lifezone Limited under the Kell license is shown below.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
Kellplant Proprietary Ltd	-	-	-	129,680
Kelltechnology SA Proprietary Ltd	-	-	-	365,368
	-	-	-	495,048

Lifezone has not generated any revenue from its metals’ extraction and refining business, where the Kabanga Nickel Project is in the exploration and evaluation stage. We do not expect to generate any revenue from our mining projects in the foreseeable future.

	Six months ended June 30,		Six months ended change
	2024	2023
	$	$	$	$
Revenue	49,650	506,748	(457,098)	(90)%
Cost of sales	(12,252)	-	(12,252)	0%
Gross profit	37,398	506,748	(469,350)	(93)%
Loss (gain) on foreign exchange	(60,475)	86,547	(147,022)	(170)%
General and administrative expenses	(9,559,603)	(13,412,649)	3,853,046	29%
Operating loss	(9,582,680)	(12,819,354)	3,236,674	25%
Interest income	1,361,638	269,800	1,091,828	405%
Fair value loss on embedded derivatives	(356,000)	-	(356,000)	0%
Interest expense	(2,364,345)	(91,668)	(2,272,677)	(2,479)%
Loss before tax	(10,941,387)	(12,641,222)	1,699,835	13%
Income tax	-	-	-	-
Loss for the financial period	(10,941,387)	(12,641,222)	1,699,835	13%
Other comprehensive loss
Exchange loss on translation of foreign operations	(21,873)	(84,291)	62,418	74%
Total other comprehensive loss for the period	(21,873)	(84,291)	62,418	74%
Total comprehensive loss for the financial period	(10,963,260)	(12,725,513)	1,762,253	14%

Management’s Discussion and Analysis of financial condition and results of operations

Revenue, Cost of Sales, and Gross Profit (continued)

Comparison of Lifezone’s combined unaudited condensed consolidated results of operations for the six-month ended June 30, 2024, and for the six-month ended June 30, 2023.

Revenue

Revenue for the six-months ended June 30, 2024, was $49,650, compared to $506,748 for the six-months ended June 30, 2023, a decrease of $457,098. The decrease in revenue was primarily related to the Kellplant Hydromet Technology refinery project being put on hold. For the six months ended June 30, 2024, the fall in revenue from the Kellplant Hydromet Technology refinery project was not offset by revenue attributable to technical and laboratory services provided by Simulus, as Simulus was almost exclusively used for Lifezone’s own projects.

Cost of sales

Cost of sales for the six months ended June 30, 2024, was $12,252, compared to $Nil for the six months ended June 30, 2023. The increase is due to Simulus’s cost of sales reflected in the group’s financials since acquisition in July 2023. Prior to the Simulus acquisition, the group’s revenue was in relation to hydromet consulting related to mineral beneficiation operations of affiliated companies of which cost of sales were not attributed to.

Exchange loss on translation of foreign operations

The loss on translation of foreign exchange for the six months ended June 30, 2024, was $60,475 compared to a $86,547 gain in the six months ended June 30, 2023, a change of $147,022. The movement in the foreign exchange account was primarily due to movements in exchange rates in subsidiary operations.

Interest income

Refer to Note 6 for detailed discussion.

Fair value loss on embedded derivatives

Refer to Note 8 for detailed discussion.

Interest expense

Refer to Note 7 for detailed discussion.

Management’s Discussion and Analysis of financial condition and results of operations

Revenue, Cost of Sales, and Gross Profit (continued)

General and administrative expenses

	Six months ended June 30,		Six months ended change
	2024	2023
	$	$	$	%
Wages & employee benefits	1,917,963	1,816,542	101,421	6%
Professional & Legal fees	1,650,061	882,855	767,206	87%
Consultancy fees	1,336,019	1,772,010	(435,992)	(25)%
Non-recurring listing and equity raising costs	-	8,003,016	(8,003,016)	(100)%
Directors’ fees	360,984	86,500	274,484	317%
Depreciation of property and equipment	577,062	107,692	469,370	436%
Depreciation of right of use asset	169,457	62,029	107,428	173%
Amortization of intangible assets	90,247	38,301	51,946	136%
Audit & accountancy fees	130,976	81,751	49,225	60%
Rent	226,332	172,584	53,748	31%
Insurance	911,013	6,953	904,060	13,002%
Laboratory costs	638,822	-	638,822	0%
Impairment of VAT receivables	839,758	-	839,758	0%
Travel	251,306	364,781	(113,475)	(31)%
Share based payments expense	32,457	-	32,457	0%
Other administrative expenses	427,147	17,635	409,512	2,322%
Total general administrative expenses	9,559,603	13,412,649	(3,853,046)	(29)%

Total general and administrative expenses for the six months ending June 30, 2024, was $9.6 million compared to $13.4 million for the six months ended June 30, 2023, a decrease of $3.8 million. The overall decrease was mainly due to the non-recurring general and administrative expenses incurred as part of the listing on July 6, 2023, and the capitalization of technical and general overheads as evaluation expenditure.

Total general administrative expense for Simulus operations amounted to $1.5 million for the six months ending June 30, 2024 (six months ended June 30, 2024: $Nil) since Simulus was acquired on July 18, 2023, which includes wages and employee benefits of $474,414 for the six months ending June 30, 2024 (six months ended June 30, 2023: $Nil).

Refer to Note 9 for detailed discussion.

Management’s Discussion and Analysis of financial condition and results of operations

Revenue, Cost of Sales, and Gross Profit (continued)

General and administrative expenses (continued)

Staff head count as of June 30, 2024, was 150 compared to 189 as of December 31, 2023, a decrease of 39 employees.

	June 30, 2024	December 31, 2023	Six months ended change
Company
Tembo Nickel Corporation Limited	88	125	(37)
Lifezone Asia-Pacific Pty Ltd	15	18	(3)
Simulus Pty Limited	25	20	5
Lifezone Limited	-	5	(5)
Lifezone Services US LLC	1	-	1
LZ Services Limited	18	17	1
Kabanga Nickel Limited	3	4	(1)
	150	189	(39)

Liquidity, capital resources and capital requirements

Lifezone has recurring net losses and negative operating and investing cash flows, and we expect that we will operate at a loss for the foreseeable future.

As at June 30, 2024, and December 31, 2023, we had cash and cash equivalents of $63.5 million and $49.4 million, respectively.

We generate revenue from our IP licensing business, including our laboratory business. Lifezone has not generated any revenue from its metals’ extraction and refining business, and we do not expect to generate any revenue from our metals’ extraction and refining business in the foreseeable future. Revenue from our IP licenses business, including testing and engineering services, are not expected to be sufficient to fund the development of our two key projects.

We have funded our operations primarily through the sale of our equity and convertible securities. Lifezone has no history of selling metals streams and royalties, and all our mining and all prospecting licenses are free from commercial streaming and royalty arrangements.

As of June 30, 2024, Lifezone did not have any material non-cancellable commitments relating to capital expenditures that it cannot cancel without a significant penalty.

Other than the $4.0 million contingent payment due to the sellers of the Kabanga Nickel Project upon the earlier of the completion of the DFS and the fifth anniversary of the contract from the date of signing, but no later than December 9, 2024, we did not have any material commitments or contingencies as at June 30, 2024.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements (continued)

As at the date of this Interim Report, we believe that we will have sufficient cash resources to carry out our business plans for at least the next 12 months, after which we expect to need additional financing to further advance our projects and conduct our business. We have based these estimates on our current assumptions, which may require future adjustments based on our ongoing business decisions. Accordingly, we may require additional cash resources earlier than we currently expect or we may need to curtail currently planned activities. To enhance our liquidity position or increase our cash reserve for future investments or operations, we may in the future seek further equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders.

Quarterly net proceeds from financing activities for 2023 and 2024

Quarter ended,	$
March 31, 2023	47,500,000	BHP T1B subscription agreement proceeds (net of transaction cost).
June 30, 2023	-
September 30, 2023	68,581,776	Proceeds from SPAC transaction (net of transaction cost), PIPE, Exercise of Warrants and Options.
December 31, 2023	-
Financial Year 2023	116,081,776

March 31, 2024	45,825,001	Proceeds from issuance of Convertible debenture notes (net of transaction cost), Subscriptions proceeds from Glencore in Lifezone Recycling US, LLC.
June 30, 2024	4,925,000	Proceeds from issuance of Convertible debenture notes.
H1 Financial Year 2024	50,760,001

In October 2022, BHP invested an additional $50.0 million into KNL increasing its stake to 17.0% and concurrently signed an investment option agreement to take its stake in KNL to 60.7% pending delivery of the Kabanga Nickel Project DFS and other conditions. Under its option, BHP would subscribe for the required number of KNL shares that, in aggregate with its existing KNL shareholding, would result in BHP indirectly owning 51% of the total voting and economic equity rights in Tembo (the T2 Option). This is at a price to be determined through an independent expert valuation of 0.7x KNL net asset value.

The extent of the capital resources required to develop the Kabanga Nickel Project and the PGM recycling plant in the United States will be better understood after the release of the respective feasibility studies. The final investment decision on the PGM recycling plant will be made after a positive feasibility study and the availability of, among other things, final front-end engineering design results, permitting and the execution of financing strategy.

The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements (continued)

Cashflow results

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$	$	$	$
	(Unaudited)		(Unaudited)
Operating activities	(4,185,639)	311,383	(8,336,912)	(6,056,295)
Investing activities	(15,463,568)	(14,596,893)	(26,750,135)	(17,505,408)
Financing activities	3,585,565	(31,387)	49,230,396	47,437,225
Net increase in cash and cash equivalents	(16,063,642)	(14,316,897)	14,143,349	23,875,522

Comparison of Lifezone’s results of operations for the six-months ended June 30, 2024, and for the six-months ended June 30, 2023.

a) Cash flow from operating activities

Net cash used in operating activities of Lifezone was $8.3 million for the six-month ended June 30, 2024, primarily consisting of $11.0 million of comprehensive loss for the period, adjusted for (i) items such as expenses for share-based payments, interest income, movements in amortization of intangibles, foreign exchange loss, interest expenses (including convertible debenture accretion interest expense), depreciation of property and equipment and right-of-use assets cumulatively amounting to $3.2 million and (ii) working capital changes, primarily consisting of an increases in trade and other receivables of $810,622, decrease in related party receivables of $945,913, increase in fuel and consumable inventories of $180,654, decrease in prepaid expenses of $655,739, changes in prepaid mining license of $499,555, decrease in in related party payables of $88,298 and an decrease in trade and other payables of $1,597,354.

Net cash used in operating activities of Lifezone was $6.1 million for the six-month ended June 30, 2023, primarily consisting of $12.7 million of comprehensive loss for the period, adjusted for (i) items such as interest income, amortization of intangibles, foreign exchange loss, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $56,657 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $1.1 million, increase in related party receivables of $1.4 million, increase in prepaid expenses of $2.2 million, changes in prepaid mining license of $499,903 and an increase in trade and other payables of $10.9 million.

b) Cash flow from investing activities

Net cash used in investing activities of Lifezone was $26.8 million, for the six months ended June 30, 2024, of which $28.0 million related to the investment in exploration and evaluation assets, expenditures relating to the acquisition of property and equipment amounting to $82,674 and patent costs incurred amounting to $72,040, which were partially offset by interest received from banks amounting to $1,361,638.

Net cash used in investing activities of Lifezone was $17.5 million for the six-months ended June 30, 2023, relating to the investment in exploration and evaluation assets amounting to $17.5 million, expenditures on property and equipment amounting to $253,505 and patent costs incurred amounting to $49,047, which were partially offset by interest received from banks amounting to $262,959.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements (continued)

Cashflow results (continued)

Land acquisition and the Resettlement Action Plan (“RAP”) spending amounted to $9.6 million during the six months ended June 30, 2024. The amount spent can be broken down by the $8.3 million spent on compensation payments for the six months ended June 30, 2024, and $1.3 million for all resettlement related management costs. In total, we have paid $10.4 million in the form of compensation payments since November 6, 2023, to June 30, 2024.

The RAP relates not only to the replacement or resettlement of affected communities, but also includes the restoration of their livelihoods and living conditions. The RAP outlines the steps and measures that will be taken to ensure that the affected communities are adequately compensated, and their needs are addressed during the resettlement process.

A total of $8.8 million for the six-months ended June 30, 2024, was spent on supporting activities onshore and offshore for the Kabanga Nickel Project.

c) Cash flow from financing activities

Net cash provided by financing activities of Lifezone was $49.2 million for the six-months ended June 30, 2024, primarily on account of the $49.3 million net proceeds received from the unsecured convertible debenture, net of Offer Issuance Discount (“OID”) costs of $750,000, net cash from proceeds from share subscription of $1.5 million, offset by lease payments of $316,090 and interest payments to the holders of the unsecured convertible debenture of $1.2 million.

Net cash provided by financing activities of Lifezone was $47.4 million for the six-months ended June 30, 2023, due to the Tranche 2 Investment by BHP in KNL $47.5 million (net of issuing costs of $2.5 million), offset by the payment of lease liabilities of $62,775.

The capital expenditure relates largely to exploration and evaluation activities, transportation, office, and computer equipment and Lifezone costs relating to legal and professional services required to expand and maintain Lifezone Limited’s six active IP patent families.

Management’s Discussion and Analysis of financial condition and results of operations

Capital expenditures

Lifezone’s capital expenditure for the six-months ended June 30, 2024, was $28.1 million compared to $17.8 million for the six-months ended June 30, 2023.

The capital expenditure relates largely to exploration and evaluation activities, transportation, office, and computer equipment and Lifezone costs relating to legal and professional services required to expand and maintain Lifezone Limited’s six active IP patent families.

Research and development, patents, and licenses

Existing IP and the experience of an internal technical team of skilled chemical engineers and metallurgists is a core competence of Lifezone’s ability to successfully commercialize its proprietary Hydromet Technology for the Kabanga Nickel Project, other projects and cross-broader downstream metals processing industry as a cleaner and cheaper alternative to smelting.

Research and development costs for the six months ended June 30, 2024, were $72,039 (June 30, 2023: $49,047) which focused on the application of the Lifezone’s Hydromet Technology to process and recover nickel derived from lateritic mineralization and recovering platinum group metals from spent autocatalytic converters, as well as optimization and value engineering of primary nickel sulfide and PGM applications.

We estimate that our IP licensing business will require capital expenditure over the next 24 months for research and development, patent applications and laboratory equipment.

Through Lifezone’s Tanzanian subsidiary, TNCL, Lifezone currently holds an SML over the Kabanga Nickel deposit project area with an approximate area of 201.85 square kilometers. An SML is the type of license required to develop large-scale mining operations in Tanzania defined as requiring a capital investment of not less than $100 million.

The SML was issued on October 25, 2021, and will remain valid for a period of the productive life of the deposit indicated in a feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered in accordance with the law.

The SML carries an annual rent of $1,009,250 (2023 $1,009,250). In addition, Lifezone holds 5 Prospecting Licenses surrounding the Kabanga SML and an Environmental Impact Assessment certificate was transferred from the legacy Kabanga acquisition entities to TNCL on June 16, 2021. Subsequently an updated Environmental and Social Management Plan to national standards was submitted to the Tanzanian National Environmental Management Council and approved on June 19, 2023.

Management’s Discussion and Analysis of financial condition and results of operations

Tabular disclosure of contractual arrangements

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	50,000,000	-	-	50,000,000	-
Operating Lease obligations	1,601,253	619,420	981,833	-	-
Purchase Obligations	2,628,015	2,628,015	-	-	-
Other Long-Term Liabilities	4,000,000	4,000,000	-	-	-
	58,299,268	7,247,435	981,833	50,000,000	-

Long-Term Debt Obligations, Capital (Finance) Leases, Operating Lease Obligations and Other Long-Term Liabilities are all IFRS required reporting disclosures. Lifezone does not have contractual arrangements covering Capital (Finance) Leases.

Management defines Purchase Obligations as agreements to purchase goods and services that are enforceable and legally binding across the business. Management assesses existing agreements by focusing on the largest agreements in place at the end of the reporting period. Lifezone does not have take-or-pay agreements, long-term constructions, or supply contracts in place as of June 30, 2024. Most of the agreements are for exploration services or technical services related to the feasibility study for the Kabanga Nickel project and the majority of these contracts can be terminated by Lifezone and its subsidiaries with four weeks’ notice, with the amount shown under Purchase Obligations reflecting that right based on historical spending.

The Long-Term Debt Obligations comprise the unsecured convertible debentures with a term of 4-years from issuance. Given their conversion feature, they are classified as current liabilities in the balance sheet, as the debentures could convert into Lifezone shares within the next 12 months. Lifezone has no obligation to pay cash to departure holders beyond interest payments before the debentures mature as shown above.

Off-balance sheet arrangements

As of June 30, 2024, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.

Related Party Transactions

Refer to Note 21 for detailed discussion.

Management’s Discussion and Analysis of financial condition and results of operations

Management

Executive Officers and Directors

The following table lists the positions of individuals who currently serve as directors and officers of Lifezone, as at June 30, 2024.

Name	Position(s)
Keith Liddell	Chair, Director
Robert Edwards	Lead Independent Director
Chris Showalter	Chief Executive Officer, Director
John Dowd	Director
Govind Friedland	Director
Jennifer Houghton	Director
Mwanaidi Maajar	Director
Beatriz Orrantia	Director
Dr. Mike Adams	Chief Technical Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Gerick Mouton	Chief Operating Officer
Spencer Davis	Group General Counsel (joined March 1, 2023)
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (joined October 10, 2023)

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not Applicable.

Item 4. Controls and Procedures

The certification requirements under either Section 13(a) or 15(d) of the Exchange Act apply to periodic quarterly reports on Forms 10-Q and 10-QSB, but not current reports on Form 6-K. The Company has designed and maintains disclosure controls and procedures to enable the Company to make timely disclosure in current reports, even though there is no specific certification requirement relating to this report.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

See Note 26 – Contingent Liabilities.

Item 1A. Risk Factors

There have been no material changes to our risk factors previously disclosed in Part I, Item 3D. “Risk Factors” of our 2023 Form 20-F.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds from Registered Securities

Unregistered Sales of Equity Securities

Not applicable

Use of Proceeds from Registered Securities

Not applicable